

02029645

MINNESOTA MINING + MANUFACTURING CO
ARIS
P.E 12/31/01

REC'D S.E.C.
APR 3 2002

3M

BUILDING AN EVEN STRONGER 3M

2001 Annual Report

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

3M *Innovation*

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31 (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)		2001		2000	% CHANGE IN U.S. DOLLARS	% CHANGE IN LOCAL CURRENCY
Net sales	$	16,079	$	16,724	(3.9)%	(.6)%
Operating income		2,777		3,081	(9.9)%	(4.2)%
% to sales		17.3 %		18.4 %		
Net income	$	1,742	$	1,872	(6.9)%	(1.9)%
% to sales		10.8 %		11.2 %		
Per share – diluted	$	4.36	$	4.68	(6.8)%	(1.7)%
Cash flows from operations		3,078		2,326	32.3 %	
Return on invested capital		17.3 %		19.3 %		
Cash dividends per share	$	2.40	$	2.32	3.4 %	

Operating income, net income and return on invested capital amounts presented above exclude non-recurring items and, therefore, are not in accordance with, or preferable to, amounts determined in conformity with generally accepted accounting principles. Reference should be made to the "Analysis of Financial Condition and Results of Operations" section and the Consolidated Financial Statements included in this report for additional information concerning non-recurring items excluded, and for information on amounts determined in accordance with generally accepted accounting principles. 2001 excludes non-recurring items that reduced net income by $312 million, or 78 cents per diluted share. 2000 excludes non-recurring items that reduced net income by $90 million, or 23 cents per diluted share.

NET SALES



15.1
15.1
15.7
16.7
16.1
52%
52%
52%
53%
53%
48%
48%
48%
47%
47%
97
98
99
00
01

INTL.
U.S.

OPERATING INCOME*



2.7
2.5
2.9
3.1
2.8
97
98
99
00
01

*excluding non-recurring items

DILUTED EARNINGS PER SHARE*



3.88
3.74
4.21
4.68
4.36
54%
58%
53%
49%
54%
46%
42%
47%
51%
46%
97
98
99
00
01

DIVIDENDS
RETAINED EARNINGS

*excluding non-recurring items



W. James McNerney, Jr.
Chairman of the Board and Chief Executive Officer

DEAR SHAREHOLDER:

From the synchronous slowdown in the world's major economies to the shock of September 11 and its profound and prolonged aftermath, 2001 was a year of continuous challenge. It was one of the most difficult years in memory, and the effects were felt in our markets and reflected in our results.

2001 RESULTS

More specifically, sales for the year decreased 3.9 percent, with currency translation accounting for most of that decline.

Earnings per share declined by about 7 percent, to $4.36 per share, excluding non-recurring items.

Despite the pressures on revenues and earnings last year, we reaffirmed both our ability and our commitment to fund our future. We generated an increase in cash flows from operations of more than 30 percent, and we continued to invest in research and development and related expenses at the $1 billion-plus level at a time when many companies reduced their R&D spending.

3M has always confronted periods of extraordinary challenge from a position of fundamental and enduring strength, and our diverse and innovative product base, our market leadership, and our powerful international position stood us in good stead again in 2001.

But 3M also confronts periods of challenge with action. In the first quarter, we addressed the sea change in global volumes by immediately imposing tighter control and discipline in our management of costs and assets. We quickly implemented a strategic global restructuring. And perhaps most importantly, we launched five initiatives to achieve both short-term cost benefits and longer-term increases in operational efficiency and growth. The initiatives were embraced by 3Mers everywhere, and the cost-oriented initiatives – *Sourcing Effectiveness* and *Indirect-Cost Control* – gained early traction and achieved impressive results. Together, the controls, restructuring and initiatives delivered an improvement of about $700 million to the 2001 cost base.

There's much more to 3M's story in 2001 than financial results, and our pride in fighting through a tough year should not be mistaken for satisfaction. While the market and economic outlook for 2002 remains very uncertain, we're confident in our long-term prospects. 3M has tremendous potential and a terrific future.

Today the initiatives are part of our everyday business processes and practices, and we will continue to drive improvement in productivity, efficiency and speed as they become increasingly operational throughout every corner of 3M.

3M PERFORMANCE INITIATIVES

SIX SIGMA

3M ACCELERATION

SOURCING EFFECTIVENESS

ePRODUCTIVITY

INDIRECT-COST CONTROL

CUSTOMER-FOCUSED GROWTH

In 2002, the initiatives will build on a strong employee engagement base to not only continue improvements on costs, but also to focus more strongly on customer service, customer solutions and growth. Examples include:

3M ACCELERATION – In 2001, we prioritized our investments and re-allocated about a third of our R&D investment into high-priority, high-potential projects like immune response modifiers (IRMs), fuel cells, and optical enhancement films for electronic displays. In fact, two of these examples really came to life last year: IRMs as a potential treatment for genital herpes (through a collaboration with Eli Lilly and Company) and new brightness enhancement films used in the fast-growing flat-panel desktop computer monitor and color cell phone display applications.

SIX SIGMA – Our primary and most fundamental initiative, Six Sigma, is improving costs, cash AND growth. In one of our service businesses, Health Information Systems, Six Sigma is advancing growth by increasing the efficiency of our sales force and improving the pricing and proposal process. Similarly, a Six Sigma team in 3M Unitek is working with our sales force and with our customers to successfully commercialize a new and sophisticated line of orthodontic products.

ePRODUCTIVITY – The Web is becoming a new platform for enhancing speed, customer service and customer relationships, while at the same time driving cost out of old processes. For example, by launching a suite of applications that provide online transactional and product support to customers, our Occupational Health and Environmental Safety business is improving speed and productivity for 3M and our customers alike.

In another example, end-users of electronic adhesive products can use our Web tools to specify and order product samples online, enabling them to quickly assess the feasibility of 3M products for their specific applications. Both of these applications drive productivity and growth.

To help bring these growth initiatives together at the customer level, I've established a Sales and Marketing Council to share best practices and promote boundaryless selling among 3M's diverse business units.

LEADERSHIP DEVELOPMENT

No matter how successful our initiatives may be, the future success of 3M is ultimately defined by the energy of our people and the quality of our leadership. In 2001, we fundamentally changed the dynamics of leadership development at 3M.

First, we established what we expect from our leaders and put programs in place to further their development. As part of that effort, the management team defined leadership attributes that will prepare our leaders to win in an increasingly competitive world. Leaders of 3M must chart the course, raise the bar, energize others, resourcefully innovate, live 3M values and deliver results.

Second, we formed the 3M Leadership Development Institute to foster the attainment of those attributes. The institute provides an intense, three-week accelerated development experience for some of our most promising leaders. During this program, participants work to develop real-world solutions to current business problems, all under the guidance of 3M executives.

Third, we're changing the focus of our employee assessment and compensation system to better motivate, reward and recognize our very best contributors.

Fourth, we're making the most of our "global brains"– facilitating the international transfer of knowledge, best practices and people to advance 3M's already powerful international capabilities.

And we're bolstering our very strong talent pool by selectively recruiting proven leaders from outside the company for key functional and business roles.

This renewed focus on leadership development motivates and encourages everyone to reach their full potential. When we raise the game of each individual and every team, we raise the game of the entire company.

RESOLVE AND COMMITMENT

Since joining 3M in January of 2001, I continue to be impressed by the vast technological, market and geographic power of 3M. And I am more committed than ever to transforming those strengths into shareholder value.

We will continue to invest in successful technology platforms. While 3M's unique culture of innovation will always be the springboard for new products, we're infusing that culture with new energy – energy focused on speed, customer solutions and marketplace success. And we're aggressively pursuing multiple avenues for growth – for example, services, acquisitions and international – to complement and leverage 3M's historical organic growth engine.

3M's market leadership is being advanced by the power of our brands and a renewed commitment to communicate our brand promise to customers all around the world.

And by making the necessary capacity enhancements to our international organization, we are better positioned to increase penetration and to speed the delivery of technology, products and services to our customers around the world.

I want to recognize and thank 3M employees everywhere for their continued commitment and contributions to the company.

In particular, I would like to thank board member Ronald O. Baukol, executive vice president, International Operations, who retires from 3M and from the board this year. During his 35 years with 3M, Ron distinguished himself with strong leadership and operational contributions. We greatly appreciate his service.

I'm very proud of the performance of the 3M team in a very challenging 2001. You have my assurance that we will approach our 100th year in 2002 with the same resolve and commitment.

W. James McNerney, Jr.
Chairman of the Board and Chief Executive Officer
February 11, 2002

3M LEADERSHIP ATTRIBUTES

CHART THE COURSE

RAISE THE BAR

ENERGIZE OTHERS

RESOURCEFULLY INNOVATE

LIVE 3M VALUES

DELIVER RESULTS

BUILDING AN EVEN STRONGER 3M

Driving value and growth through five performance initiatives

Clear goals. Intense focus. Strong teamwork. Measurable outcomes. These are the hallmarks of the five initiatives employees are driving throughout 3M to make the company bigger than the sum of its parts. Across the globe, teams are working to get innovative products and services to market faster, shrink the cost of doing business, and satisfy customers more effectively than ever before. 3M people are pursuing a shared vision of creating value and accelerating growth by leveraging the full power of 3M's size and scope.



3M ACCELERATION

3M Acceleration starts with what we do best: Create and commercialize innovative products. We're committed to generating even greater returns on our $1 billion-plus annual research and development and related expenses investment. We'll do that by shifting resources to R&D projects that have the strongest potential for growth and profitability, driving time out of product development and commercialization cycles, and by taking full advantage of market opportunities internationally. 3M Acceleration charts the course and raises the bar for profitable growth.

ePRODUCTIVITY

Automated systems for processing customer orders. Tools that enable 3M sales representatives to serve customers better. Interactive Web sites for stronger, more productive relationships with distributors and suppliers. And an online, self-booking reservation tool for 3M employees to use for business travel. These are among the ways we're using information technology tools to improve operational effectiveness and efficiency. At the same time, we're re-engineering key business processes. As a result, 3M people are generating solid returns on our eSpending.



SIX SIGMA

3M introduced Six Sigma – a business process improvement methodology – in February 2001. Six Sigma creates a common language and measurement tools to reduce variation and deliver consistent results. And it's fundamentally changing the way we work. Currently, more than 4,000 3M people have participated in Six Sigma training and over 1,000 projects have been initiated companywide – from product development and manufacturing to sales and marketing. Many projects already have achieved and are sustaining targeted improvements. Customers are seeing even higher-quality products and faster response times and shareholders are seeing a company focused on growth, cost savings and cash generation.





SOURCING EFFECTIVENESS

By fully leveraging the company's size and geographic reach and by strengthening relationships with suppliers, 3M people are obtaining more competitive prices on a broad range of materials and services. Sixty cross-functional teams are at work, each armed with solid action plans, new tools and creative strategies. The Sourcing Effectiveness initiative produced cost savings of more than $100 million in 2001, and significant additional savings are expected as we move forward. As an added bonus, this initiative is increasing cash flow through reductions in raw material inventories and more favorable payment terms.

INDIRECT-COST CONTROL

3M people are aggressively tackling indirect costs – those expenses not directly associated with 3M products or capital equipment. Indirect costs are a large and diverse category, ranging from utilities, travel and supplies to freight, information technology, and maintenance and repairs. Our mission is to achieve long-term cost reduction, while continuing to drive growth. In 2001, 3M people achieved over $500 million of cost savings. By setting aggressive targets, sharing best practices and measuring progress, indirect-cost control will continue to support our profitability and competitiveness.









Six Sigma is driving growth, reducing costs and increasing asset turnover in 3M businesses around the world. In 2001, a Six Sigma team from the 3M ESPE Division (top left) nearly tripled the manufacturing yields of a differentiated new 3M dental product. Other 3M product lines achieving significant results through Six Sigma in 2001 included 3M™ Bumpon™ Protective Products, 3M™ Roofing Granules, 3M™ Microflex Circuits, Scotch-Brite® Sponges and O-Cel-O™ Sponges.


SIX SIGMA

TRANSFORMING THE WAY WE WORK

Focusing on growth, cost savings and cash generation



The 3M ESPE Division – resulting from the combination of the Malcolm Baldrige award-winning 3M Dental Products Division and ESPE Dental AG – is using Six Sigma to take its performance to an even higher level. In 2000, the division introduced a differentiated new dental product used in tooth restorations. Using Six Sigma, a division team identified and implemented processes to improve manufacturing output and thereby satisfy the strong demand for the product. The result: 2001 manufacturing yields nearly tripled and unit costs were reduced significantly. At our Microinterconnect Systems Division plant in Columbia, Missouri, another Six Sigma team significantly boosted the quality and manufacturing yield and, at the same time, reduced the manufacturing cycle time of 3M™ Microflex Circuits, which are an integral component in inkjet printers. A 3M Industrial Markets team in Fairmont, Minnesota, compressed four years of planned manufacturing improvements into just five months. In our fast-growing display business, a Six Sigma team increased the inventory turns of Vikuiti™ Brightness Enhancement Film and Vikuiti™ Dual Brightness Enhancement Film by 60 percent. These are just some of the results 3M people achieved in 2001, using Six Sigma to improve processes worldwide. Globally, 3M employees are energized by the significant, data-driven results we've measured. We're building on a foundation of knowledge that we're leveraging to drive growth, reduce costs and generate cash.



3M scientist Richard L. Miller (lower right) discovered the activity and led the development of immune response modifiers (IRMs), a new family of 3M pharmaceuticals with large growth potential. 3M's first approved IRM – Aldara™ (imiquimod) Cream, 5% – is the first patient-applied treatment that actually combats the virus that causes genital warts. A 3M advertising campaign speaks directly to U.S. consumers about this important health issue. IRMs also hold potential to improve the treatment of superficial basal cell carcinoma, actinic keratosis, genital herpes and other significant diseases.

IMPROVING THE QUALITY OF LIFE

Committed to health care


Aldara
IMIQUIMOD
Cream, 5%

Immune response modifiers (IRMs) – a new class of 3M pharmaceuticals – stimulate the body's immune system to fight virus-infected cells and tumor cells. In 2001, sales of our first approved IRM – Aldara™ (imiquimod) Cream, 5% for genital warts – exceeded $100 million. Aldara cream is the only patient-applied treatment that actually combats the virus that causes genital warts, and it's the leading prescription treatment in its category. Clinical work also is under way to establish the efficacy and safety of Aldara cream in the treatment of superficial basal cell carcinoma and actinic keratosis – skin diseases caused by sun damage. 3M and Eli Lilly and Company have entered into an agreement to collaborate on another IRM molecule – resiquimod – as a potential breakthrough treatment for genital herpes. This new indication, which is in Phase III clinical trials, may produce a long-lasting suppressive effect without the need for daily therapy or separate therapy for outbreaks of genital herpes. 3M's family of IRM drugs also holds potential to improve the treatment of other important diseases and conditions for people around the world.


300
200
100








N. SPRING ST
Enter



3M is a leader in films that improve the brightness and clarity of electronic displays. Vikuiti™ Display Enhancement Films are widely used in laptop computers, flat-panel desktop monitors, cell phones and PDAs. Car navigation systems and rear-projection TVs are among newer applications for these films. 3M also is a leader in the rapidly growing touch screen market.


3M
ACCELERATION
SIX SIGMA

SHARPENING THE WORLD'S VIEW

Creating vital components for the digital age

3M is enhancing the performance of electronic displays, making them easier to read and more interactive. It's a fast-changing market, and 3M's Optical Systems Division is leading the way, swiftly turning our proprietary technologies into a wide array of leading-edge products under the Vikuiti brand name. One of 3M's fastest-growing business units, this division is closely aligned with manufacturers of laptop computers, flat-panel desktop monitors, cell phones, personal digital assistants and other products with electronic displays. Our unique products increase screen brightness, reduce screen glare and provide viewing privacy. They also conserve power, thus extending battery life. Our key customers incorporate 3M optical components directly into the design of their new products. The growth outlook for the industry is bright. We expect continued strong growth – driven by demand for existing products and for such emerging applications as color cell phone displays, car navigation displays and rear-projection TVs. 3M continues to build on its display expertise, offering touch screens, touch monitors and industrial touch products through 3M Touch Systems – the result of the recent acquisitions of Dynapro and MicroTouch Systems, Inc. Our technology and talent have combined to deliver high-quality touch products to the world.





A team from the 3M ESPE Division (lower right) helped create the Sales Information Gateway, which gives sales representatives all of the information they need when they meet with customers. 3M people also are using eTools to process customer orders, enhance service to distributors, improve the ease and efficiency of business travel, and increase sales and productivity in other fundamental ways.

INCREASING BUSINESS THROUGH ePRODUCTIVITY

Reconfiguring the way we work



3M is using eTools to give its sales force another competitive edge, boost productivity, and strengthen relationships with customers and distributors. In 2001, the 3M ESPE Division launched one of the most exciting applications to date – the Sales Information Gateway (SIG) – which has become a best-practice tool companywide. Now, 3M ESPE sales representatives have organized information on more than 1,700 dental products on their laptop computers. Literature, product photos, video demonstrations, a searchable database for technical questions and even interactive presentations on new procedures enable them to offer dentists the latest information – instantly. In addition, SIG increases productivity by providing sales representatives with a myriad of electronic forms and other tools that reduce administrative tasks. It's an ideal way to meet customer needs and increase efficiency. Our Occupational Health and Environmental Safety Division also is using new technology to enhance service to distributors, reduce overall costs and free up sales force time to develop new business. The division launched InfoHut, an interactive Web site that allows distributors to obtain in-depth product information, place and check the status of orders and receive other important information. Now, working with 3M is faster and easier than ever for the division's distributors. In an increasingly competitive marketplace, the company that's easiest to do business with is the one that customers will continue to do business with, which makes these projects an important part of 3M's eProductivity game plan.


ESPE
Bonding
Curing Lights
Educational Materials
Finishing and Polishing
Impression Systems
Infection Control Products
Preventive
Provisional Materials
Direct Restoratives
Indirect Restoratives
Whitening
Sales Resource Center
Digital Detailing
Presentation Builder
Search
VPN
Lotus Notes
RCIS
Internet
MS Office
Utilities


70096124











Quality, performance and reliability are engineered into 3M's line of innovative fiber optic products. Among our offerings are fiber optic cabling systems, fiber interconnect systems, fiber closures and dispersion compensators. The fiber optics industry is still in an early stage of development, and we're positioned to capitalize on the industry's dynamic long-term growth prospects.


3M
ACCELERATION
SIX SIGMA

KEEPING PACE WITH THE FUTURE

Shaping the way the world communicates



Countries worldwide are investing heavily in communications systems – and they recognize fiber optics as the key to the future. Fiber optic networks circle the world, transmitting data, voices and imagery. This digital age has developed an increasing hunger for bandwidth to transmit data faster, better and in larger volumes than ever. 3M excels in this arena with innovative products that make fiber optic systems operate more effectively. Our proprietary technology, materials and processes deliver the core capabilities this market demands – high quality, performance and reliability. Our fiber optic cabling systems allow computers to be connected to fiber local area networks as easily as plugging in a phone jack and at a cost comparable to that of copper-based offerings. Our fiber interconnect systems help switches and routers transmit signals faster and more clearly. And our fiber closures protect the splices and fibers in the networks that optical signals travel through. 3M's newest offering is dispersion compensators. This technology reshapes light signals as they travel through optical fiber, eliminating the signal distortion caused by light dispersion. The fiber optics industry is in its infancy and will play a key role as communications technology continues to grow and shape the 21st century. With leading-edge products, a rich technology base and an established global reach, we're positioned to capitalize on the industry's dynamic long-term growth prospects.



An energy team (lower right) at 3M Center in St. Paul, Minnesota, is one of many teams across the company identifying and implementing permanent ways to reduce utility costs. In addition, 3M people are teaming up to reduce spending on travel, maintenance and repairs, freight, supplies and other indirect costs. Indirect costs declined by more than $500 million from 2000 to 2001. Significant additional savings are expected in 2002.

SHRINKING OUR INDIRECT COSTS

Making fundamental changes in the way we operate



3M employees worldwide – from Finance, Sourcing and many other functions – are teaming up to reduce the more than $3 billion in annual spending that doesn't go toward 3M products or capital equipment. In 2001, 3M people – armed with sourcing expertise, improved cost trend reporting and other tools – reduced indirect costs by more than $500 million, or 13 percent. And we expect additional savings in 2002. We're reducing indirect costs by finding smarter and better ways to get the job done. For example, to reduce utility costs, every major 3M U.S. location now has an energy team. These teams identify permanent ways to consume less energy. Then, they implement changes and share best practices with other facilities. 3M people also achieved a 15 percent reduction in maintenance and repair costs, in part through a heavier concentration on preventive maintenance. The more reliable the equipment, the lower a site's overall maintenance costs will be. Employees helped decrease the cost of general office and laboratory supplies by 16 percent in 2001. They're standardizing product purchases and taking advantage of 3M's size to generate savings through volume buying. They're also using new eTools to advance the ease and reduce the cost of business travel.







Post-it
Flags
Languettes
Banderitas
50
1 in/po x 1.7 in/po
25,4 mm x 43,2 mm
Cont. 50 banderitas
3M
Command
Adhesive
Post-it®
Notes
Notas
73 mm x 73 mm
Post-it®
ポスト・イット
Refillable Dispe
agic Tape


N. 05
Perfec
Mach


Filtrete
Air Cleaning Filter
forms All Other 1" Filters


Nexc


Scotch-Brite®

Strong brands play a key role in building 3M businesses and driving growth and value. We treat each brand as a promise to be kept, as an ambassador that provides solutions to customer needs and as a standard-bearer of superior value. Among important newer brands are Command™, Filtrete™ and Nexcare™.

BUILDING OUR BRANDS ON A GLOBAL SCALE

Strengthening our established brand equity

For decades, 3M brands have been delivering the promise of innovation and superior value. Our brand portfolio is one of our most important assets. Post-it®, Scotch®, Scotch-Brite™, 3M™ and other 3M brands enable us to capture a larger share of customer business, introduce new products quickly and economically, and attract new customers. We're renewing and extending our time-tested brands and creating new brands, making our brand portfolio stronger than ever. A prime example of our success is the Post-it® Brand. The first Post-it® Notes were introduced in 1980 in three sizes. Today, Post-it® Notes come in eight standard sizes, 25 shapes and 62 colors. And the line has expanded beyond notes to include Post-it® Flags, Post-it® Pop Up Notes and Dispensers, Post-it® Easel Pads and other products. We currently produce more than 600 Post-it® trademarked products – sold in more than 100 countries. 3M has trademark protection on the canary yellow color for Post-it® Notes in 19 countries, including the United States and Canada. Our brands gain further strength under the umbrella of the 3M Brand – one of the most recognized and respected brands in the world.


3M



TRANSPORTATION, GRAPHICS AND SAFETY MARKETS

We're a global leader in transportation safety, commercial graphics, respiratory protection, optical display, automotive and personal safety markets. In 2001, we increased volume 7 percent and posted operating profit margins of 19.9 percent, despite challenging global economic conditions. All of our businesses benefited from aggressive cost controls. Our Optical Systems Division continued to post impressive volume growth. During the year, Optical Systems successfully integrated two recent touch screen acquisitions to form 3M Touch Systems. Our Occupational Health and Environmental Safety business also showed strong sales gains in products and systems for worker protection and safety. All of our businesses continued to make inroads in the Asia region, with local-currency sales growth of nearly 16 percent.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 3,526**	$ 3,518	0 %	5%
Operating income	**$ 702**	$ 783	(10)%	
% to sales	**19.9%**	22.3%		

excluding non-recurring items



HEALTH CARE MARKETS

Health Care Markets provide innovative products that improve people's health and well-being. We successfully compete in multiple segments, including dental, medical supplies, pharmaceuticals and health information technology. In 2001, profits increased 23 percent on sales growth of 9 percent. Factory productivity and lower SG&A spending both contributed to improved profit margin at 22.5 percent. We combined our dental business with ESPE Dental AG, a German developer of complementary products. Sales of Aldara™ (imiquimod) Cream, 5% exceeded $100 million and work progressed on new immune response modifier indications, including one for genital herpes, on which we're partnering with Eli Lilly and Company. Our medical supplies businesses were consolidated into a single division with a sharp focus on skin health and infection prevention. We increased manufacturing and research investments in Europe and Asia to support international expansion – a major avenue for growth.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 3,419**	$ 3,135	9%	12%
Operating income	**$ 770**	$ 625	23%	
% to sales	**22.5%**	19.9%		

excluding non-recurring items



INDUSTRIAL MARKETS

3M is a global leader in tapes, coated and nonwoven abrasives, and specialty adhesives. We serve a broad array of markets – from general industrial and aerospace to marine and the automotive aftermarket. 2001 was a difficult year for our industries worldwide. Aggressive cost controls helped minimize the effect of lower sales volumes on our profit margins. We implemented structural improvements to be faster, leaner and more competitive. For example, we consolidated and shifted manufacturing operations globally to shorten cycle times, serve customers better and employ capital more efficiently. We continue to invest in growth. In the automotive aftermarket, our new 3M™ Paint Preparation System has won excellent market acceptance and represents an entirely new avenue for growth. Internationally, we continue to expand our market penetration by increasing investment in R&D, manufacturing, marketing and sales.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 3,199**	$ 3,525	(9)%	(6)%
Operating income	**$ 518**	$ 641	(19)%	
% to sales	**16.2%**	18.2%		


Filtrete

CONSUMER AND OFFICE MARKETS

Supplying an array of products that keep homes cleaner, offices organized and buildings maintained, we're home to some of the world's best-known brands – from Scotch® and Post-it® to Scotch-Brite® and O-Cel-O™. In 2001, profit margins – driven by cost-improvement actions – increased by more than one percentage point despite difficult market conditions. During the year, we maintained close relationships with customers, including industry leaders. Other bright spots included solid sales growth in our Construction and Home Improvement Markets business, paced by strong demand for our Filtrete™ Filters for furnaces. They remove up to 30 times more dust, animal dander, and plant and mold spores than traditional fiberglass filters.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 2,724**	$ 2,848	(4)%	(2)%
Operating income	**$ 447**	$ 434	3 %	
% to sales	**16.4%**	15.3%		



ELECTRO AND COMMUNICATIONS MARKETS

3M is a leading supplier of connecting, splicing, insulating and protective products for the electronics, communications and electrical industries. 2001 was a difficult year, marked by sharply lower global activity in the electronics and communications industries and by continued strong currency headwinds. Our sales, after increasing 22 percent in 2000, declined 12 percent in 2001. Profit margins were negatively affected by lower sales and by acquisition impacts. During the year, we maintained strong relationships with customers. In addition, we implemented strong cost-control actions. We also completed the acquisition of Robinson Nugent, Inc., a U.S.-based manufacturer of electronic interconnects. This, together with other recent acquisitions, further strengthens our presence in electronics and communications markets.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 2,171**	$ 2,467	(12)%	(10)%
Operating income	**$ 224**	$ 417	(46)%	
% to sales	**10.3%**	16.9%		

excluding non-recurring items



SPECIALTY MATERIAL MARKETS

Our businesses provide high-value materials for demanding applications in chemical processing, automotive, electronics, telecommunications and other industries. Reflecting difficult economic conditions, our operating profit margin declined to 13.8 percent from 18.9 percent in 2000. A steady stream of new products and applications positions us well for an upturn in the markets we serve. Customers like our products because of their performance, safety and environmental characteristics. We recently discovered a breakthrough halon replacement for the fire-protection industry. We also introduced the first of a new generation of 3M™ Fluorad™ Surfactants used in the paint and coatings industry. Our Dyneon™ Fluoropolymers and Fluorothermoplastics continue to meet ever-changing demands in the automotive industry, standing up to strenuous heating and cooling, emissions and suspension system requirements.

(Millions)	2001	2000	% Change in U.S. dollars	% Change in local currency
Net sales	**$ 1,022**	$ 1,197	(15)%	(13)%
Operating income	**$ 141**	$ 225	(37)%	
% to sales	**13.8%**	18.9%		

excluding non-recurring items

Through our Community Affairs programs, we strive to be good corporate citizens and build stronger communities where 3M employees live and work. In 2001, 3M's U.S. donations for educational programs, youth and family services, environmental programs, community activities and the arts totaled $47 million in cash and products.

Volunteerism continues to be an important element of 3M's commitment to stronger communities. In the metropolitan Twin Cities area, more than 1,200 3M employees and retirees volunteered time to schools. 3M employees and retirees across the nation also continued to give generously of their time and money, including building 20 Habitat for Humanity homes in 2001. For these and other efforts, 3M was awarded the Points of Light Foundation's 2001 Award for Excellence in Corporate Community Service. This award recognizes companies that have successfully integrated employee volunteer programs into their core business operations and created environments that encourage and enable employees and retirees to volunteer.

The 3M Foundation marked the start of 3M's centennial celebration with a combined cash and product donation of $15 million to the University of Minnesota. This gift established the 3M/University of Minnesota Alumni Merit Scholarship fund, which benefits undergraduate students in science, technology, engineering and business. Employee and retiree gifts of more than $365,000 to the fund were matched 3-to-1 by the foundation.

3M also supports education in other ways. For example, through the 3M Salute to Schools program, we donated $1.5 million in 3M™ Detection Systems to 104 middle schools and high schools to help preserve library materials. Each school received up to two 3M detection systems for the entrance/exit of their media center and 3M™ Tattle-Tape™ Security Strips.

In the aftermath of the September 11 terrorist attacks, employees responded in the first hours and days, providing respiratory protection product support and helping to re-establish the telephone circuits needed for operation of the New York Stock Exchange. 3M donated more than $1.2 million in products, including 65,000 3M™ Particulate Respirators for use by people in the area not directly involved in the rescue efforts. We provided office space and telephones for the American Red Cross to help respond to the high volume of phone calls they received. And employees and retirees contributed more than $564,000 to three relief agencies, with the 3M Foundation providing $500,000 in worldwide matching funds.

Despite a challenging economy and competition for their charitable giving, employees generously responded during the company's annual United Way campaign. United Way organizations in 83 U.S. communities received more than $4.1 million from employees in 2001. This amount was matched by a $1.9 million grant from the 3M Foundation. 3M also matched employee and retiree gifts totaling $1.6 million to higher education and public broadcasting.

As part of our environmental stewardship and as part of an ongoing partnership with The Nature Conservancy, 3M made a $5.1 million grant to that organization to expand preserves and fund outreach activities.

At 3M sites worldwide, the company continues its long-standing commitment to the environment. Since 1990, 3M has reduced volatile organic air emissions by 88 percent and manufacturing releases to water by 82 percent. In addition, the company's Pollution Prevention Pays (3P) program continues to promote eliminating pollution at the source in manufacturing processes rather than removing it after it has been created. Since 1975, more than 4,750 employee-driven 3P projects have prevented 1.7 billion pounds of pollution worldwide and saved 3M more than $850 million in manufacturing and pollution control costs. 3M continues to improve the environmental, health and safety performance of its products by managing potential issues throughout their life cycle – from development and manufacturing through customer use and disposal.



The people of 3M possess a volunteer spirit that unites the company with the communities in which 3M operates. 3M Community Volunteer Awardees include (left to right) Dennis Behling, Noreen Detwiler, James Gagnon, Deborah Jackson, Am Nguyen and Gerry Bird.

ACCOUNTING POLICIES

The company has disclosed those accounting policies that it considers to be significant in determining the amounts to be utilized for communicating its consolidated financial position, results of operations and cash flows in Note 1 in the Notes to Consolidated Financial Statements.

The company's core activities relate to the development, manufacture and sale of thousands of products to numerous markets. Although the company's operations may be considered to be complex, management believes the accounting principles it utilizes to prepare its consolidated financial statements are relatively basic, are intended to result in the reporting of reasonably conservative amounts, and typically only are changed to comply with new standards promulgated by authoritative bodies. In all material respects, the accounting principles utilized by the company are in conformity with U.S. generally accepted accounting principles.

In applying its accounting principles, management must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As one would expect, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in the consolidated financial statements by management as soon as they are known. The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the consolidated financial statements as a whole because, although numerous in number, they generally are relatively immaterial in amount. Many of these estimates and assumptions relate to current assets and liabilities and, accordingly, given the relatively short operating cycle of the company, they are reviewed and updated frequently.

There are estimates and assumptions made by management in preparing the consolidated financial statements for which actual results will emerge over long periods of time, such as the assumptions underlying the determination of the company's pension and postretirement obligations and related periodic cost, and the assessment of the recoverability of long-lived assets employed in the business, including assets of acquired businesses. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, the expected long-term rate of return on pension assets may be adjusted based on the emergence of different earnings trends or prospects, or expected asset lives may be shortened or an impairment recorded based on a change in the expected use of the asset or performance of the related business reporting unit. Although there is greater risk with respect to the accuracy of these long-term estimates and assumptions because of the long period over which actual results will emerge, such risk is mitigated by management's ability to make changes in these estimates and assumptions over the same long period.

In preparing financial statements at any point in time, management is also periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. As discussed in Note 21 in the Notes to Consolidated Financial Statements, the company is involved in a number of actions, governmental proceedings and claims related to product liability and environmental matters. In some actions, the claimants seek damages as well as other relief, which, if granted, would require substantial expenditures. Management, with the assistance of counsel, makes estimates, if determinable, of its probable liabilities and records such amounts in the consolidated financial statements. Such estimates may be an amount representing management's best estimate, or may be the minimum amount of a range of probable loss when no single best estimate is determinable. Disclosure is made, when determinable, of the additional possible amount of loss on these claims, or if such estimate cannot be made, that fact is disclosed. The company and its counsel monitor developments related to these legal matters and, when appropriate, adjustments are made to recorded liabilities to reflect current facts and circumstances. With respect to product liability claims, the company has substantial amounts of insurance available, and management with the assistance of counsel makes and records estimates of insurance recoverable for its claims liabilities. Such estimates are also monitored and modified as appropriate, based on current developments. While the company believes that the ultimate outcome of all of its actions, governmental proceedings and claims individually and in the aggregate will not have a material adverse effect on its consolidated financial position, results of operations or cash flows, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. While the company believes such a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse ruling or unfavorable development could result in future charges that could have a material adverse impact on the company.

The company discusses risk management in various places throughout this document, including discussions in this section concerning Financial Condition and Liquidity, and Financial Instruments, and in the Notes to Consolidated Financial Statements (Debt, Other Financial Instruments, and the Derivatives and Hedging Activities accounting policy). All derivative activity is governed by written policies, and a value-at-risk analysis is provided for these derivatives. The company does not have leveraged derivative positions. All special-purpose entities utilized by the company (such as its captive insurance company) are consolidated in its results and have economic purpose. The company does not use special-purpose vehicles for primary financing purposes.

Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that the company's consolidated financial statements provide a meaningful and fair perspective of the company. This is not to suggest that other general risk factors, such as changes in worldwide economic conditions, fluctuations in foreign currency exchange rates, achievement of corporate growth objectives, changes in material costs, performance of acquired businesses and others, could not adversely impact the company's consolidated financial position, results of operations and cash flows in future periods.

OPERATING RESULTS

SALES: Sales in 2001 totaled $16.079 billion, compared with $16.724 billion in 2000 and $15.748 billion in 1999. In 2001, core volume (which excludes acquisition and divestiture impacts) declined by 3.5 percent. The stronger U.S. dollar reduced sales by 3.3 percent.

In 2000, core volume grew 8.5 percent. Selling prices declined about 1.5 percent, mainly due to reductions in certain 3M electronic products both in the United States and internationally. The stronger U.S. dollar reduced sales by about 2.5 percent.

In the United States, sales in 2001 totaled $7.546 billion, down 4 percent from 2000. U.S. core volume declined 6.8 percent. Internationally, sales totaled $8.533 billion, down 3.8 percent from 2000. International core volume declined nearly 1 percent. The stronger U.S. dollar reduced international sales by 6.2 percent. In 2000, U.S. sales increased 4 percent. Volume rose 5 percent, while selling prices were down 1 percent. Internationally, sales rose 8 percent. Core volume increased 12 percent and selling prices were down 2 percent. The stronger U.S. dollar reduced international sales by 5 percent.

COMPONENTS OF SALES CHANGE

	2001			2000		
	U.S.	Intl.	W.W.	U.S.	Intl.	W.W.
Volume – core	**(6.8)%**	**(.7)%**	**(3.5)%**	5.0%	12.0%	8.5%
Volume – acquisitions and divestitures	**2.1**	**3.0**	**2.6**	–	3.0	1.5
Price	**.7**	**.1**	**.3**	(1.0)	(2.0)	(1.5)
Translation	**–**	**(6.2)**	**(3.3)**	–	(5.0)	(2.5)
Total	**(4.0)%**	**(3.8)%**	**(3.9)%**	4.0%	8.0%	6.0%

NON-RECURRING ITEMS: In 2001, non-recurring items reduced operating income by $504 million and net income by $312 million, or 78 cents per diluted share. Non-recurring items of $569 million, principally related to the company's restructuring plan announced during the second quarter of 2001, were classified as a component of cost of sales ($249 million); selling, general and administrative expenses ($300 million); and research, development and related expenses ($20 million). Of this $569 million, $472 million related to employee severance and benefits, $80 million related to accelerated depreciation of property, plant and equipment, and $17 million related to other exit activities. In addition, cost of sales included other non-recurring costs of $23 million related to acquisitions. Non-recurring items included in the other expense (income) line within operating income included a $73 million reversal of a 1999 litigation accrual related to 3M's successful appeal in January 2002 in an antitrust case brought by LePage's, Inc. On February 25, 2002, the Third Circuit Court of Appeals vacated its prior ruling and ordered a re-hearing in May 2002 by the full court. However, the company continues to believe that it will ultimately prevail in the outcome of this matter. Also included within the other expense (income) line within operating income is a net gain of $15 million related to the sale of available-for-sale equity securities, partially offset by the write-down of available-for-sale equity securities.

In 2000, non-recurring items reduced net income by $90 million, or 23 cents per diluted share. Operating income was reduced by $23 million, including costs of $208 million (reported in cost of sales) and gains of $185 million, included in the other expense (income) line within operating income. Non-recurring costs in 2000 included $168 million of costs in the Specialty Material segment related to the company's phase-out of perfluorooctanyl-based chemistry products, a $20 million write-down of corporate and unallocated assets, and $20 million of other non-recurring expenses ($13 million related to acquisitions in the Electro and Communications segment). Major non-cash costs included in the previously mentioned items are $73 million of accelerated depreciation and $48 million of impairment losses, primarily related to production equipment used to manufacture products phased out in the Specialty Material segment. Non-recurring gains in 2000 were largely related to asset dispositions, principally the sale of available-for-sale equity securities, and also included $50 million from the termination of a product distribution agreement in the Health Care segment. A cumulative effect of accounting change that related to a change in the company's revenue recognition policy was also recorded in 2000, reducing earnings by $75 million after tax.

In 1999, non-recurring items increased operating income by $100 million ($52 million after tax, or 13 cents per diluted share). These costs were included in the other expense (income) line within operating income. Non-recurring items included a net gain of $147 million ($81 million after tax) related to gains on the divestitures of Eastern Heights Bank and certain health care businesses, net of an investment valuation adjustment. 1999 also included a charge of $73 million ($46 million after tax) related to an adverse jury verdict and legal fees associated with a lawsuit filed by LePage's, Inc. In the third quarter of 1999, the company recorded a change in estimate that reduced 1998 restructuring charges by $26 million ($17 million after tax).

The table below shows amounts for non-recurring items in 2001, 2000 and 1999, as well as amounts excluding these items.

The following discussion excludes the impact of non-recurring items in all years, except where indicated.

COSTS: In 2001, cost of sales was 52.7 percent of sales, up 1.4 percentage points from 2000. Gross margins were negatively affected by slowing worldwide market demand and negative currency impacts, partially offset by good manufacturing indirect-cost control. In 2000, gross margins benefited from volume growth, productivity gains and lower employee benefit costs, but were negatively affected by raw material costs and currency effects. Cost of sales includes manufacturing, engineering and freight costs.

(Percent of sales)	2001	2000	1999
Cost of sales	**52.7**	51.3	51.6
Selling, general and administrative expenses	**23.4**	23.7	23.6
Research, development and related expenses	**6.6**	6.6	6.7
Operating income	**17.3**	18.4	18.1

Selling, general and administrative (SG&A) expenses were 23.4 percent of sales in 2001, 23.7 percent in 2000 and 23.6 percent in 1999. In 2001, these expenses benefited from indirect-cost control and productivity gains related to restructuring actions. In 2000, these expenses reflected increased new product investments. SG&A expenses in 2000 benefited from lower employee benefit costs. Goodwill and indefinite-lived tradename amortization, included in SG&A, totaled $67 million in 2001 and $44 million in 2000.

SUPPLEMENTAL CONSOLIDATED STATEMENT OF INCOME INFORMATION

YEARS ENDED DECEMBER 31

	Non-recurring items			Total (excluding non-recurring items)		
(Millions, except per-share amounts)	2001	2000	1999	2001	2000	1999
Net sales	**$ —**	$ —	$ —	**$16,079**	$16,724	$15,748
Cost of sales	**272**	208	—	**8,477**	8,579	8,126
Selling, general and administrative expenses	**300**	—	—	**3,761**	3,963	3,712
Research, development and related expenses	**20**	—	—	**1,064**	1,101	1,056
Other expense (income)	**(88)**	(185)	(100)	**—**	—	(2)
Operating income (loss)	**$ (504)**	$ (23)	$ 100	**$ 2,777**	$ 3,081	$ 2,856
Interest expense and (income) – net	**—**	—	—	**87**	84	76
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	**(504)**	(23)	100	**2,690**	2,997	2,780
Provision (benefit) for income taxes	**(184)**	(8)	48	**886**	1,033	984
Effective tax rate	**—**	—	—	**32.9%**	34.5%	35.4%
Minority interest	**(8)**	—	—	**62**	92	85
Income (loss) before cumulative effect of accounting change	**$ (312)**	$ (15)	$ 52	**$ 1,742**	$ 1,872	$ 1,711
Cumulative effect of accounting change	**—**	(75)	—	**—**	—	—
Net income (loss)	**$ (312)**	$ (90)	$ 52	**$ 1,742**	$ 1,872	$ 1,711
Per share – diluted	**(.78)**	(.23)	.13	**4.36**	4.68	4.21

Under the new "Goodwill and Other Intangible Assets" accounting standard (discussed later), this amortization will cease effective January 1, 2002. Excluding goodwill and indefinite-lived tradename amortization, SG&A as a percent of sales for 2001 would total 23.0 percent, and for 2000 would total 23.4 percent.

OPERATING INCOME: Operating income totaled $2.777 billion in 2001, down 9.9 percent from 2000. Operating income was 17.3 percent of sales, down from 18.4 percent in 2000 and 18.1 percent in 1999. In 2001, slowing worldwide market demand and negative currency effects were partially offset by good indirect-cost control. In 2000, volume growth and productivity gains drove most of the improvement in operating income. Lower employee benefit costs resulting from lower pension expense, primarily in the United States, increased operating profit margins in 2000 by an estimated five-tenths of a percentage point. This benefit was more than offset by higher payroll costs and other inflationary impacts. The company estimates that currency effects reduced operating income by about $175 million in 2001, $78 million in 2000 and $18 million in 1999.

In the United States, operating income in 2001 decreased about 11.5 percent and profit margins were down slightly more than one percentage point. In 2000, operating income decreased 3 percent and profit margins were down one percentage point.

Internationally, operating income decreased 9 percent and profit margins decreased slightly more than one percentage point. In 2000, operating income increased 16 percent and profit margins increased 1.4 percentage points.

INTEREST EXPENSE AND INCOME: Interest expense was $124 million in 2001, compared with $111 million in 2000 and $109 million in 1999. The increase in 2001 reflected higher average debt levels, partially offset by lower interest rates. Interest income was $37 million in 2001, compared with $27 million in 2000 and $33 million in 1999. The higher level in 2001 reflected higher interest income due to larger average cash balances.

PROVISION FOR INCOME TAXES: The worldwide effective income tax rate was 32.9 percent in 2001, 34.5 percent in 2000 and 35.4 percent in 1999. Including non-recurring items, 3M's effective tax rate was 32.1 percent in 2001, compared with 34.5 percent in 2000 and 35.8 percent in 1999. The decrease in both 2001 and 2000 was primarily due to a decrease in the average effective tax rate for international operations, and in 2001 also reflected the impact of recurring tax credits on lower-than-expected profit levels.

MINORITY INTEREST: Excluding non-recurring items in 2001, minority interest was $62 million, compared with $92 million in 2000 and $85 million in 1999. Minority interest represents the elimination of the non-3M ownership interests, primarily in Sumitomo 3M Limited and Dyneon LLC (in 1999 only). The decrease in 2001 was driven by lower profits in Sumitomo 3M. The increase in 2000 reflects higher profits in Sumitomo 3M, partially offset by a decrease as a result of 3M's acquisition of the 46 percent minority interest in Dyneon in December of 1999. This acquisition is discussed in Note 4 in the Notes to Consolidated Financial Statements.

NET INCOME: Net income totaled $1.742 billion, or $4.36 per diluted share, compared with $1.872 billion, or $4.68 per diluted share, in 2000, and $1.711 billion, or $4.21 per diluted share, in 1999. Per-share income decreased 6.8 percent in 2001 and increased 11.2 percent in 2000.

In 2001, 2000 and 1999, currency effects reduced net income by an estimated $94 million (24 cents per share), $55 million (14 cents per share) and $23 million (6 cents per share), respectively. These estimates include the effect of translating profits from local currencies into U.S. dollars; the impact of currency fluctuations on the value of goods transferred between 3M operations in the United States and abroad; and realized foreign currency transaction gains and losses, including derivative instruments designed to reduce exchange rate risks. In 2001, 2000 and 1999, derivative and other transaction gains and losses increased net income by an estimated $29 million, $21 million and $4 million, respectively.

EMPLOYMENT: At December 31, 2001, employment totaled 71,669 people, a decrease of about 3,350 from year-end 2000, due to both restructuring actions and attrition. In the first quarter of 2001, primarily related to three notable acquisitions, employment increased by about 2,650. Since March 31, 2001, employment has declined by 6,000 people, with 3,500 related to the restructuring plan, 1,500 due to the integration of recent acquisitions and 1,000 due to attrition. At December 31, 2000, employment totaled 75,026, an increase of about 4,500 from year-end 1999, with about 3,400 of the increase due to acquisitions. Sales per employee in local currencies decreased about 3 percent in 2001, increased about 7 percent in 2000, and increased about 10 percent in 1999.

RESTRUCTURING CHARGES AND OTHER NON-RECURRING ITEMS: During the first half of 2001, the company developed and announced a restructuring plan that consolidates certain operations and streamlines the organization to increase speed and productivity. In June 2001, the company completed the identification of all significant actions to be taken and obtained final approvals from the appropriate level of management. In the fourth quarter of 2001, the company obtained approvals for certain additional actions. The company's current estimate for total charges, principally related to the restructuring plan, is about $750 million (including pre-tax charges of $569 million taken in 2001 that related principally to these actions). These charges are discussed in Note 3 in the Notes to Consolidated Financial Statements.

In connection with its restructuring plan, the company expects to eliminate a total of about 6,000 positions, with most of these reductions occurring by June 30, 2002. Through December 31, 2001, the company had eliminated about 3,500 positions. These positions represent a wide range of functions throughout the company. Of the 6,000 employment reduction for the total plan, about 40 percent will occur in the United States, 35 percent in Europe, and the balance in other international areas. All business segments will be impacted directly and also indirectly through reduced allocations of corporate staff service costs. The impact of the total restructuring, including the allocated portion of restructured staff services, is estimated by segment as follows: Industrial, 35 percent; Electro and Communications, 20 percent; Transportation, Graphics and Safety, 20 percent; Health Care, 10 percent; Consumer and Office, 10 percent; and Specialty Material, 5 percent. These estimates are provided only as a frame of reference as to the order of magnitude by segment. The restructuring costs have not been recorded in the individual business segments, which enhances comparability and reflects management focus on ongoing results.

In 2002, the company expects to take additional charges of about $200 million. The remaining charges will include accelerated depreciation related to consolidating or downsizing certain manufacturing operations, employee severance and benefit costs, and other incremental restructuring-related exit costs. Related to this restructuring plan, the company estimates it saved $80 million in the second half of 2001. The company expects additional savings of approximately $300 million in 2002, with a somewhat greater rate of savings in the second half than in the first half of the year. The vast majority of the savings will be reduced employee costs. The 2001 savings were most prominent in SG&A, with cost of sales benefits occurring in late 2001 and into 2002. Numerous factors may create offsets to these savings, such as the potential for continued weakness in sales volumes, normal increases in compensation and benefits, and other inflationary pressures. The company has not discontinued any major product lines as a result of this restructuring.

Employee severance and benefit charges totaling $472 million were taken during 2001. These charges were taken in the quarter when management approved the plans and after severance benefits had been communicated to the employees. While the majority of employee severance already has been accrued, additional communications to affected international employees will occur in the first half of 2002, resulting in additional charges.

GOODWILL AND OTHER INTANGIBLE ASSETS: The Financial Accounting Standards Board (FASB) recently issued Statement No. 142, "Goodwill and Other Intangible Assets," which will be adopted by the company effective January 1, 2002. Goodwill and intangible assets acquired after June 30, 2001, are subject immediately to the nonamortization and amortization provisions of this statement, while existing goodwill and other indefinite-lived assets will no longer be amortized beginning January 1, 2002. Goodwill will be subject to an impairment test at least annually. A preliminary review indicated that no impairment existed at December 31, 2001. Additional information regarding recent accounting pronouncements of the FASB, including Statement No. 142, is included under "Significant Accounting Policies – New Accounting Pronouncements," in the Notes to Consolidated Financial Statements. Goodwill and indefinite-lived tradename amortization totaled 12 cents per diluted share in 2001 and 9 cents per diluted share in 2000. The impact of Statement No. 142 on previously reported results, and the impact by business segment, follow.

GOODWILL AND INDEFINITE-LIVED TRADENAMES
SUPPLEMENTAL CONSOLIDATED STATEMENT OF INCOME INFORMATION
YEARS ENDED DECEMBER 31

(Amounts in millions, except per-share amounts)	2001	2000
Reported net income	**$1,430**	$1,782
Add back: Goodwill and indefinite-lived tradename amortization – net	**51**	32
Adjusted net income	**$1,481**	$1,814
Earnings per share – basic		
Reported net income	**$ 3.63**	$ 4.50
Goodwill and indefinite-lived tradename amortization – net	**.13**	.08
Adjusted net income	**$ 3.76**	$ 4.58
Earnings per share – diluted		
Reported net income	**$ 3.58**	$ 4.45
Goodwill and indefinite-lived tradename amortization – net	**.12**	.09
Adjusted net income	**$ 3.70**	$ 4.54

GOODWILL AND INDEFINITE-LIVED TRADENAMES
SUPPLEMENTAL BUSINESS SEGMENT INFORMATION

(Millions)	Asset balance at December 31 2001	2000	Amortization Year 2001	Year 2000
Transportation, Graphics and Safety	**$ 169**	$ 90	**$13**	$ 5
Health Care	**344**	136	**22**	15
Industrial	**17**	14	**1**	3
Consumer and Office	**19**	27	**2**	2
Electro and Communications	**361**	296	**23**	14
Specialty Material	**126**	118	**6**	5
Total Company	**$1,036**	$681	**$67**	$44
Income taxes			**(12)**	(12)
Minority interest			**(4)**	—
Amortization – net of income taxes and minority interest			**$51**	$32

FINANCIAL CONDITION AND LIQUIDITY

3M's financial condition remained strong in 2001. The company's key inventory index was 3.1 months, down from 3.4 months at year-end 2000. The accounts receivable index was 59 days, down one day from 2000. The current ratio was 1.4, up from 1.3 at the end of 2000. Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs.

Cash flows provided by operating activities totaled $3.078 billion in 2001, compared with $2.326 billion in 2000 and $3.081 billion in 1999. In 2001, working capital reductions drove the increase. In 2000, certain working capital increases, partially driven by the 10 percent increase in sales volume, reduced cash provided by operating activities. It is estimated that restructuring-related cash outflows will approximate $300 million in 2002. The current liabilities and a portion of the non-current liabilities related to the restructuring liability will be funded through cash provided by operations, with additional funding for non-current liabilities provided through established pension and postretirement trust funds. 3M received $100 million from Eli Lilly and Company in the fourth quarter of 2001 relating to a pharmaceutical agreement. The majority of the $100 million is expected to be recognized as revenue in 2002 through 2004, as the majority of the future research and development expenditures are expected to be incurred during this period. In 2001, 3M made cash payments of $159 million related to its 2001 restructuring plan. Related to its 1998 restructuring plan, the company made cash payments of $28 million in 2000 and $228 million in 1999. In 2001, 2000 and 1999, 3M's insurance recoveries, net of claims paid, related to the mammary implant matter totaled $101 million, $49 million and $93 million, respectively. Most of the company's implant liabilities have been paid; accordingly, receipt of related insurance recoveries will increase future cash flows. For a more detailed discussion, refer to Note 21 in the Notes to Consolidated Financial Statements.

Purchases of property, plant and equipment totaled $980 million, a decrease of about 12 percent from 2000. This followed an increase of about 6 percent in 2000 compared with 1999. These investments are helping to meet product demand and increase manufacturing efficiency. Proceeds from the sale of property, plant and equipment totaled approximately $100 million in each of the last three years.

Cash used for acquisitions of businesses totaled $218 million, $472 million and $374 million in 2001, 2000 and 1999, respectively. There were three notable business combinations in 2001. 3M acquired MicroTouch Systems, Inc., a touch screen manufacturer, for $158 million in cash, net of cash acquired. 3M also acquired Robinson Nugent, Inc., a telecommunications supplier, in exchange for 1,124,135 shares of 3M common stock. 3M also combined its German dental business (3M Inter-Unitek GmbH, an existing 3M subsidiary) with ESPE Dental AG, a dental products manufacturer. 3M Inter-Unitek GmbH acquired 100 percent of the outstanding shares of ESPE Dental AG in exchange for 43 percent ownership in 3M Inter-Unitek GmbH and $25 million, net of cash acquired. Acquisition activity in 2001 also included the purchase, for less than $50 million, of five smaller companies that had combined annual sales of less than $50 million. Acquisitions in 2000 included the purchase of 91 percent (subsequently increased to 93 percent) of Quante AG (a telecommunications supplier); the purchase of the multi-layer integrated circuit packaging line of W. L. Gore and Associates; and the acquisition of seven smaller businesses. These seven smaller businesses had a combined purchase price of less than $125 million and combined annual sales of less than $75 million. In 1999, 3M completed one notable business combination, with a purchase price of about $340 million, that related to the acquisition of the outstanding minority interest in Dyneon LLC. In addition, seven other acquisitions had a combined purchase price of less than $50 million and had combined annual sales of less than $50 million.

Cash proceeds from the sale of businesses totaled $11 million, $1 million and $249 million in 2001, 2000 and 1999, respectively. Cash proceeds in 1999 principally related to divestitures of Eastern Heights Bank, the cardiovascular systems business and other health care businesses.

Purchases of investments totaled $12 million in both 2001 and 2000, and $56 million in 1999. These purchases include patents and equity investments.

In 2001, the decrease in net short-term debt of $20 million includes the portion of short-term debt with original maturities of three months or less. Repayment of debt of $1.564 billion includes $948 million of commercial paper having original maturities greater than three months. Proceeds from debt of $1.693 billion include $1.081 billion of commercial paper having original maturities greater than three months.

Total debt at December 31, 2001, was $2.893 billion, up from $2.837 billion at year-end 2000. Total debt was 32 percent of total capital, compared with 30 percent at year-end 2000. In December 2000, the company issued approximately $350 million of debt securities, remarketable annually (with a final maturity date of December 2010), which is classified as short-term debt. In October 2000, the company filed a shelf registration with the Securities and Exchange Commission relating to the potential offering of debt securities of up to $1.5 billion. After the shelf registration became effective, the company, in May 2001, established under the shelf a medium-term notes program through which up to $1.4 billion of medium-term notes may be offered. 3M plans to use the net proceeds from future issuances of debt securities under these registrations for general corporate purposes, including the repayment of debt or the financing of possible acquisitions. As of December 31, 2001, $550 million of medium-term notes had been issued under the medium-term notes program and another $56 million of debt securities had been issued directly from the shelf, aggregating $606 million of debt securities offered for 2001 under the shelf. The company expects to issue three-year notes of approximately $400 million under its medium-term notes program in March 2002.

The company's liquidity position remains strong. Primary short-term liquidity needs are provided through U.S. commercial paper and euro commercial paper issuances. At year-end 2001, outstanding total commercial paper issued totaled $876 million and averaged approximately $1 billion during 2001. Medium-term note shelf borrowing capacity, as discussed previously, totaled $850 million at year-end 2001. Credit support for outstanding commercial paper is provided by a $565 million, 364-day credit agreement among a group of primary relationship banks. The facility provides for up to $65 million in letters of credit ($59 million of which was outstanding at December 31, 2001). An additional letter of credit of $266 million is dedicated to the reacquisition of 3M Inter-Unitek GmbH shares issued in connection with the ESPE Dental AG business combination, with the shares subject to put options exercisable by former shareholders of ESPE Dental AG from the date of acquisition until January 10, 2003. Committed credit facilities of $93 million are in place across several international subsidiary locations. The company also has uncommitted lines of credit totaling $125 million. The company expects to renew the committed lines of credit facilities in 2002. The company believes it is unlikely that its access to the commercial paper market will be restricted. Cash and cash equivalents and certain other current assets could provide additional liquidity to meet near-term obligations, if necessary.

Certain debt agreements ($565 million of short-term lines of credit, $350 million of dealer remarketable securities, and the $303 million of ESOP debt) have ratings triggers (BBB-/Baa3 or lower) that would require repayment of debt. The company currently has an AA/Aa1 rating.

3M entered into put/call option agreements with former shareholders of ESPE Dental AG. Under the put agreements, 3M would be required to purchase the 43 percent minority interest in 3M Inter-Unitek GmbH from former shareholders in ESPE Dental AG for cash of approximately $266 million. This aggregate put option amount is expected to approximate the recorded minority interest liability at the date of exercise. These put options became exercisable on the acquisition date and expire on January 10, 2003. The call options, if exercised, would require the minority shareholders to sell their 3M Inter-Unitek GmbH shares to 3M based upon a formula set forth in the agreement. These call options become exercisable on December 20, 2003, and expire on June 30, 2004.

A summary of the company's significant contractual obligations follows. Capital lease obligations, unconditional purchase obligations, and other contractual obligations are not significant. The ESOP debt guarantee is included in long-term debt.

CONTRACTUAL OBLIGATIONS

		Payments due by year			
(Millions)	Total	2002	2003-2004	2005-2006	After 2006
Long-term debt, including current portion	$1,557	$ 37	$716	$ 76	$728
Leases	339	79	115	48	97
Total contractual cash obligations	$1,896	$116	$831	$124	$825

Repurchases of 3M common stock totaled $1.322 billion in 2001, compared with $814 million in 2000 and $825 million in 1999. Repurchases were made to support the company's management stock option plan, its general employees' stock purchase plan and for other corporate purposes. In November 2001, the Board of Directors authorized the repurchase of up to $2.5 billion of the company's common stock. This share repurchase authorization is effective from January 1, 2002, through December 31, 2003. In 2001, under preceding authorizations, the company purchased about 12 million shares.

In 2000 and 1999, a reduction in annual weighted average diluted shares outstanding (including the effects of repurchases, issuances and dilution) resulted in a benefit of 8 cents per diluted share and 2 cents per diluted share, respectively. There was no impact in 2001.

Cash dividends paid to stockholders in 2001 totaled $948 million, or $2.40 per share. 3M has paid dividends since 1916. In February 2002, the Board of Directors increased the quarterly dividend on 3M common stock to 62 cents per share, equivalent to an annual dividend of $2.48 per share. This marks the 44th consecutive year of dividend increases.

FUTURE OUTLOOK

Despite the near-term economic challenges, 3M is poised for greater success via fundamental changes aimed at accelerating growth, increasing productivity and improving asset turnover. 3M expects to emerge from the current economic situation as both a stronger and a leaner enterprise.

3M launched several initiatives in 2001 that minimized the impact of economic challenges. 3M's Indirect-Cost Control initiative saved over $500 million compared with 2000. 3M expects another $150 million of savings from this initiative in 2002. 3M's Sourcing initiative saved over $100 million in 2001, with another $150 million expected in 2002. Other initiatives include eProductivity, where 3M believes it has a significant digitization opportunity, and expects $50 million of benefits in 2002; 3M Acceleration, where R&D resources are reallocated to larger, more global projects; and Six Sigma, which focuses on higher growth, lower costs and greater cash flow, and from which 3M expects over $200 million of operating income benefits in 2002.

These initiatives, combined with the company's restructuring plan, are expected to lower costs by more than $1 billion during the 2001 to 2002 time period, even recognizing the initiatives' overlapping impact. These benefits have been built into the earnings projections discussed next.

For 2002 in total, earnings per share, excluding non-recurring items, are expected to be within a range of $4.60 to $5.05 per share. The lower end of the range assumes volume declines of 2 percent, while the top end assumes volume increases of 3 percent. The high end of the range assumes some global economic recovery in the second half of the year. However, first quarter 2002 will be a tougher comparison given that our businesses internationally remained quite strong at the beginning of 2001. Earnings for the first quarter of 2002, excluding non-recurring items, are expected to be within a range of $1.05 to $1.20 per share. The lower end of the range assumes volume declines of 6 percent, while the top end assumes volume declines of 3 percent. These ranges assume a positive 12 cent annual impact due to ceasing goodwill and indefinite-lived tradename amortization in accordance with the company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Capital expenditures are expected to total less than $1 billion in 2002.

FINANCIAL INSTRUMENTS

The company enters into contractual derivative arrangements in the ordinary course of business to manage foreign currency exposure, interest rate risks and commodity price risks. A financial risk management committee, composed of senior management, provides oversight for risk management and derivative activities. This committee determines the company's financial risk policies and objectives, and provides guidelines for derivative instrument utilization. This committee also establishes procedures for control and valuation, risk analysis, counterparty credit approval, and ongoing monitoring and reporting.

The company enters into foreign exchange forward contracts, options and swaps to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. The company manages interest rate risks using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The company manages commodity price risks through negotiated supply contracts, price protection swaps and forward physical contracts.

A variance/co-variance statistical modeling technique was used to test the company's exposure to changes in currency and interest rates and assess the risk of loss in after-tax earnings of financial instruments, derivatives and underlying exposures outstanding at December 31, 2001. The model (third-party bank dataset) used a 95 percent confidence level over a 12-month time horizon. Based on this analysis of the interest rate risks, possible changes in interest rates would not adversely impact after-tax earnings by a material amount ($6 million at December 31, 2001). Based on this analysis of the primary foreign exchange risks, possible changes in exchange rates could adversely impact after-tax earnings by $57 million. This model analyzed more than 20 different currencies, but does not purport to represent what actually will be experienced by the company. This model does not include certain hedge transactions, because the company believes their inclusion would not materially impact the results. The company used a different modeling dataset in 2001, but still used the variance/co-variance technique and used a 12-month time horizon (versus the one-month time horizon used in 2000). The company does not believe a statistical modeling comparison to 2000 is beneficial, as the company increased both the amount and duration of its foreign currency hedges in 2001. The company also believes it is impracticable (considering cost-benefit criteria) to perform a comparable calculation for 2000.

The company is increasingly striving to move costs outside the United States to naturally protect 3M from currency fluctuations. In 2001, the company increased the amount and duration of its foreign currency hedges to help lessen year-over-year impacts and to improve the predictability of future earnings. However, this hedging program will not make 3M immune to currency impacts.

Sensitivity analysis was used to assess commodity risks. The sensitivity analysis technique used evaluates the effect that changes in the market value of commodities will have on the company's commodity derivative instruments. At year-end 2001 and 2000, the potential change in fair value of commodity derivative instruments, assuming a 10 percent adverse change in the underlying commodity price, was not material ($4 million after tax at December 31, 2001).

The global exposures related to purchased components and materials are such that a one percent price change would result in a pre-tax cost or savings of approximately $40 million per year. Derivative instruments are used to hedge about one percent of this purchased components and materials exposure. The global energy exposure is such that a 10 percent price change would result in a pre-tax cost or savings of approximately $25 million per year. Derivative instruments are used to hedge about 10 percent of this energy exposure.

THE EURO CONVERSION

In February 1997, the company created a European Monetary Union (EMU) Steering Committee and project teams. The objective of these teams was to ensure a smooth transition to EMU for the company. The scope of the teams' efforts included (i) assessing the euro's impact on the company's business and pricing strategies for customers and suppliers, and (ii) ensuring that the company's business processes and information technology (IT) systems could process transactions in euros and local currencies during the transition period and would be converted to the euro by December 31, 2001, in the participating countries.

During 2001, all the business processes for all the euroland companies were converted successfully to the euro; all transactions are now denominated in the euro as the base currency, and records are maintained in euros. The company anticipates that the complete conversion activity, including residual activities in 2002, will cost approximately $30 million.

The Europe and Middle East area contributed 25 percent of consolidated sales and 21 percent of consolidated operating income (excluding non-recurring items) in 2001. The participating countries accounted for 68 percent of the company's sales in the Europe and Middle East area in 2001. The company believes that the euro will, over time, increase price competition for the company's products across Europe due to cross-border price transparency. The company also believes that the adverse effects of increased price competition will be offset somewhat by new business opportunities and efficiencies. The company, however, is not able to estimate the net long-term impact of the euro introduction on the company.

The euro introduction has not had a material impact on the company's overall currency risk. The company anticipates the euro will simplify financial issues related to cross-border trade in the European Union and reduce the transaction costs and administrative time necessary to manage this trade and related risks. The company believes that the associated savings will not be material to corporate results.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expenditures and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including but not limited to the following:

- The effects of, and changes in, worldwide economic conditions. The company operates in more than 60 countries and derives more than half of its revenues from outside the United States. The company's business may be affected by factors in the United States and other countries that are beyond its control, such as downturns in economic activity in a specific country or region; social, political or labor conditions in a specific country or region; or potential adverse foreign tax consequences.

- Foreign currency exchange rates and fluctuations in those rates may affect the company's ability to realize projected growth rates in its sales and net earnings and its results of operations. Because the company derives more than half its revenues from outside the United States, its ability to realize projected growth rates in sales and net earnings and results of operations could be adversely affected if the U.S. dollar strengthens significantly against foreign currencies.

- The company's growth objectives are largely dependent on the timing and market acceptance of its new product offerings, including its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development, such as the inability to: identify viable new products; successfully complete clinical trials and obtain regulatory approvals; obtain adequate intellectual property protection; or gain market acceptance of new products.

- The company's future results are subject to fluctuations in the costs of purchased components and materials due to market demand, currency exchange risks, shortages and other factors. The company depends on various components and materials for the manufacturing of its products. Although the company has not experienced any difficulty in obtaining components and materials, it is possible that any of its supplier relationships could be terminated in the future. Any sustained interruption in the company's receipt of adequate supplies could have a material adverse effect on the company. In addition, while the company has a process to minimize volatility in component and material pricing, no assurance can be given that the company will be able to successfully manage price fluctuations due to market demand, currency risks or shortages, or that future price fluctuations will not have a material adverse effect on the company.

- The possibility that acquisitions, divestitures and strategic alliances may not meet sales and/or profit expectations. As part of the company's strategy for growth, the company has made and may continue to make acquisitions, divestitures and strategic alliances. However, there can be no assurance that these will be completed or beneficial to the company.

- The company is the subject of various legal proceedings. The current estimates of the potential impact on the company's consolidated financial position, results of operations and cash flows for its legal proceedings and claims are predictions made by the company about the future and should be considered forward-looking statements. These estimates could change in the future. For a more detailed discussion of the legal proceedings involving the company, see Note 21 in the Notes to Consolidated Financial Statements.

Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, the financial statements reflect estimates based on management judgment.

Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel. Internal auditors continually review the accounting and control systems.

The Audit Committee, composed of four members of the Board of Directors who are not employees of the company, meets regularly with representatives of management, the independent auditors and the company's internal auditors to monitor the functioning of the accounting control systems and to review the results of the auditing activities. The Audit Committee recommends to the Board independent auditors for appointment, subject to shareholder ratification. The independent auditors have full and free access to the Audit Committee.

The independent auditors conduct an objective, independent audit of the financial statements. Their report appears at the right.



Patrick D. Campbell
Senior Vice President and Chief Financial Officer

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF MINNESOTA MINING AND MANUFACTURING COMPANY:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the consolidated financial position of Minnesota Mining and Manufacturing Company and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 11, 2002

MINNESOTA MINING AND MANUFACTURING COMPANY AND SUBSIDIARIES
YEARS ENDED DECEMBER 31

(Amounts in millions, except per-share amounts)	2001	2000	1999
Net sales	**$16,079**	$16,724	$15,748
Operating expenses			
Cost of sales	**8,749**	8,787	8,126
Selling, general and administrative expenses	**4,061**	3,963	3,712
Research, development and related expenses	**1,084**	1,101	1,056
Other expense (income)	**(88)**	(185)	(102)
Total	**13,806**	13,666	12,792
Operating income	**2,273**	3,058	2,956
Interest expense and income			
Interest expense	**124**	111	109
Interest income	**(37)**	(27)	(33)
Total	**87**	84	76
Income before income taxes, minority interest and cumulative effect of accounting change	**2,186**	2,974	2,880
Provision for income taxes	**702**	1,025	1,032
Minority interest	**54**	92	85
Income before cumulative effect of accounting change	**1,430**	1,857	1,763
Cumulative effect of accounting change	**—**	(75)	—
Net income	**$ 1,430**	$ 1,782	$ 1,763
Weighted average common shares outstanding – basic	**394.3**	395.7	402.0
Earnings per share – basic			
Income before cumulative effect of accounting change	**$ 3.63**	$ 4.69	$ 4.39
Cumulative effect of accounting change	**—**	(.19)	—
Net income	**$ 3.63**	$ 4.50	$ 4.39
Weighted average common shares outstanding – diluted	**399.9**	399.9	406.5
Earnings per share – diluted			
Income before cumulative effect of accounting change	**$ 3.58**	$ 4.64	$ 4.34
Cumulative effect of accounting change	**—**	(.19)	—
Net income	**$ 3.58**	$ 4.45	$ 4.34

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

MINNESOTA MINING AND MANUFACTURING COMPANY AND SUBSIDIARIES
AT DECEMBER 31

(Dollars in millions)	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	**$ 616**	$ 302
Accounts receivable – net	**2,482**	2,891
Inventories	**2,091**	2,312
Other current assets	**1,107**	874
Total current assets	**6,296**	6,379
Investments	**275**	310
Property, plant and equipment – net	**5,615**	5,823
Other assets	**2,420**	2,010
Total assets	**$14,606**	$14,522
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 1,373**	$ 1,866
Accounts payable	**753**	932
Payroll	**539**	382
Income taxes	**596**	462
Other current liabilities	**1,248**	1,112
Total current liabilities	**4,509**	4,754
Long-term debt	**1,520**	971
Other liabilities	**2,491**	2,266
Total liabilities	**8,520**	7,991
Stockholders' equity		
Common stock, par value $.01 per share	**5**	5
Shares outstanding – 2001: 391,303,636		
2000: 396,085,348		
Capital in excess of par value	**291**	291
Retained earnings	**11,914**	11,517
Treasury stock	**(4,633)**	(4,065)
Unearned compensation	**(286)**	(303)
Accumulated other comprehensive income (loss)	**(1,205)**	(914)
Stockholders' equity – net	**6,086**	6,531
Total liabilities and stockholders' equity	**$14,606**	$14,522

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

MINNESOTA MINING AND MANUFACTURING COMPANY AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	Total	Common Stock and Capital in Excess of Par	Retained Earnings	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 1998	$ 5,936	$ 296	$ 9,980	$ (3,482)	$ (350)	$ (508)
Net income	1,763		1,763			
Cumulative translation adjustment – net of $2 million tax benefit	(176)					(176)
Minimum pension liability adjustment – net of $36 million tax benefit	(30)					(30)
Debt and equity securities, unrealized gain – net of $77 million tax provision	126					126
Total comprehensive income	1,683					
Dividends paid ($2.24 per share)	(901)		(901)			
Amortization of unearned compensation	23				23	
Reacquired stock (9.0 million shares)	(825)			(825)		
Issuances pursuant to stock option and benefit plans (5.7 million shares)	373		(101)	474		
Balance at December 31, 1999	$ 6,289	$ 296	$ 10,741	$ (3,833)	$ (327)	$ (588)
Net income	1,782		1,782			
Cumulative translation adjustment – net of $5 million tax provision	(191)					(191)
Minimum pension liability adjustment – net of $37 million tax benefit	(28)					(28)
Debt and equity securities, unrealized loss – net of $65 million tax benefit	(107)					(107)
Total comprehensive income	1,456					
Dividends paid ($2.32 per share)	(918)		(918)			
Amortization of unearned compensation	24				24	
Reacquired stock (9.1 million shares)	(814)			(814)		
Issuances pursuant to stock option and benefit plans (6.3 million shares)	483		(88)	571		
Issuances pursuant to acquisitions (129 thousand shares)	11			11		
Balance at December 31, 2000	$ 6,531	$ 296	$ 11,517	$ (4,065)	$ (303)	$ (914)
Net income	**1,430**		**1,430**			
Cumulative translation adjustment – net of $14 million tax provision	**(267)**					**(267)**
Minimum pension liability adjustment – net of $15 million tax benefit	**(16)**					**(16)**
Debt and equity securities, unrealized loss – net of $11 million tax benefit	**(17)**					**(17)**
Derivative financial instruments – unrealized gain – net of $5 million tax provision	**9**					**9**
Total comprehensive income	**1,139**					
Dividends paid ($2.40 per share)	**(948)**		**(948)**			
Amortization of unearned compensation	**17**				**17**	
Reacquired stock (12.0 million shares)	**(1,322)**			**(1,322)**		
Issuances pursuant to stock option and benefit plans (6.1 million shares)	**543**		**(85)**	**628**		
Issuances pursuant to acquisitions, net of returns of $1 million from escrow (net 1.1 million shares issued)	**126**			**126**		
Balance at December 31, 2001	**$ 6,086**	**$ 296**	**$ 11,914**	**$ (4,633)**	**$ (286)**	**$ (1,205)**

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

MINNESOTA MINING AND MANUFACTURING COMPANY AND SUBSIDIARIES

YEARS ENDED DECEMBER 31

(Dollars in millions)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 1,430**	$ 1,782	$ 1,763
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**1,089**	1,025	900
Deferred income tax provision	**1**	89	95
Changes in assets and liabilities			
Accounts receivable	**345**	(171)	(186)
Inventories	**194**	(261)	96
Other current assets	**(97)**	(69)	(11)
Other assets – net of amortization	**(13)**	(145)	119
Income taxes payable	**148**	27	196
Accounts payable and other current liabilities	**(62)**	65	(63)
Other liabilities	**(27)**	(92)	173
Other – net	**70**	76	(1)
Net cash provided by operating activities	**3,078**	2,326	3,081
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant and equipment	**(980)**	(1,115)	(1,050)
Proceeds from sale of property, plant and equipment	**102**	104	108
Acquisitions of businesses	**(218)**	(472)	(374)
Proceeds from sale of businesses	**11**	1	249
Purchases of investments	**(12)**	(12)	(56)
Proceeds from sale of investments	**47**	121	9
Net cash used in investing activities	**(1,050)**	(1,373)	(1,114)
CASH FLOWS FROM FINANCING ACTIVITIES			
Change in short-term debt – net	**(20)**	(236)	(164)
Repayment of debt (maturities greater than 90 days)	**(1,564)**	(23)	(179)
Proceeds from debt (maturities greater than 90 days)	**1,693**	495	2
Purchases of treasury stock	**(1,322)**	(814)	(825)
Reissuances of treasury stock	**462**	425	347
Dividends paid to stockholders	**(948)**	(918)	(901)
Distributions to minority interests	**(17)**	(60)	(51)
Net cash used in financing activities	**(1,716)**	(1,131)	(1,771)
Effect of exchange rate changes on cash	**2**	93	(20)
Net increase (decrease) in cash and cash equivalents	**314**	(85)	176
Cash and cash equivalents at beginning of year	**302**	387	211
Cash and cash equivalents at end of year	**$ 616**	$ 302	$ 387

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: All significant subsidiaries are consolidated. All significant intercompany transactions are eliminated. As used herein, the term "3M" or "company" refers to Minnesota Mining and Manufacturing Company and subsidiaries unless the context indicates otherwise.

FOREIGN CURRENCY TRANSLATION: Local currencies generally are considered the functional currencies outside the United States, except in countries treated as highly inflationary. Assets and liabilities for operations in local-currency environments are translated at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income in stockholders' equity.

For operations in countries treated as highly inflationary, certain financial statement amounts are translated at historical exchange rates, with all other assets and liabilities translated at year-end exchange rates. These translation adjustments are reflected in income and are not material.

RECLASSIFICATIONS: Certain prior period balance sheet amounts have been reclassified to conform with the current-year presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

INVESTMENTS: Investments primarily include the cash surrender value of life insurance policies and real estate and venture capital investments. Unrealized gains and losses relating to investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income in stockholders' equity.

INVENTORIES: Inventories are stated at lower of cost or market, with cost generally determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering cost. Depreciation of property, plant and equipment generally is computed using the straight-line method based on estimated useful lives of the assets. Buildings and improvements estimated useful lives primarily range from 10 to 40 years, with the majority in the 20- to 40-year range. Machinery and equipment estimated useful lives primarily range from 3 to 15 years, with the majority in the 5- to 10-year range. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations.

OTHER ASSETS: Goodwill is amortized on a straight-line basis over the periods benefited, ranging from 5 to 40 years. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. Refer to "New Accounting Pronouncements" that follows for information about the cessation of goodwill and other indefinite-lived intangible asset amortization effective January 1, 2002.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including identifiable intangibles and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined using a discounted cash flow analysis.

REVENUE RECOGNITION: Revenue is recognized when the risks and rewards of ownership have substantively transferred to customers, regardless of whether legal title has transferred. This condition is normally met when the product has been delivered or upon performance of services. The company sells a wide range of products to a diversified base of customers around the world and, therefore, believes there is no material concentration of credit risk. Prior to 2000, the company recognized revenue upon shipment of goods to customers and upon performance of services (refer to Note 2 on page 40).

ADVERTISING AND MERCHANDISING: These costs are charged to operations in the year incurred.

INTERNAL-USE SOFTWARE: The company capitalizes direct costs of materials and services used in the development of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of 3 to 5 years and are reported as a component of machinery and equipment within property, plant and equipment.

ENVIRONMENTAL: Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action.

ACCOUNTING FOR STOCK-BASED COMPENSATION: The company uses the intrinsic value method for its Management Stock Ownership Program (MSOP). The General Employees' Stock Purchase Plan is considered non-compensatory.

COMPREHENSIVE INCOME: Total comprehensive income and the components of accumulated other comprehensive income are presented in the Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income. Accumulated other comprehensive income is composed of foreign currency translation effects (including hedges of net investments in international companies), minimum pension liability adjustments, unrealized gains and losses on available-for-sale debt and equity securities, and unrealized gains and losses on cash flow hedging instruments.

EARNINGS PER SHARE: The difference in the weighted average shares outstanding for calculating basic and diluted earnings per share is attributable to the dilution associated with the company's stock-based compensation plans.

DERIVATIVES AND HEDGING ACTIVITIES: Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. This new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The effect of adopting this standard was not material to the company's consolidated financial statements.

The company uses interest rate swaps, currency swaps, and forward and option contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. All hedging instruments are designated and effective as hedges, in accordance with U.S. generally accepted accounting principles. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. The company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives.

NEW ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The most significant changes made by SFAS No. 141 are: 1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and 2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 142 primarily addresses the accounting for acquired goodwill and intangible assets (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are: 1) goodwill and indefinite-lived intangible assets will no longer be amortized; 2) goodwill and indefinite-lived intangible assets will be tested for impairment at least annually (a preliminary review indicated that no impairment existed at December 31, 2001); and 3) the amortization period of intangible assets with finite lives will no longer be limited to 40 years.

SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. SFAS No. 142 will be adopted effective January 1, 2002. Goodwill and intangible assets acquired after June 30, 2001, are subject immediately to the non-amortization and amortization provisions of this statement. These standards permit only prospective application of the new accounting; accordingly, adoption of these standards will not affect previously reported 3M financial information. The principal effect of SFAS No. 142 will be the elimination of goodwill amortization. Amortization of goodwill and indefinite-lived intangible assets in 2001 was $67 million (net income impact of $51 million, or 12 cents per diluted share).

In June 2001, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which must be adopted no later than January 1, 2003. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The company is reviewing the requirements of this standard. Although the company expects that this standard will not materially affect its financial position or results of operations, it has not yet finalized its determination of the impact of this standard on its consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be adopted by the company on January 1, 2002. The company does not expect this standard to have a material impact on its consolidated financial statements. This standard broadens the presentation of discontinued operations to include more disposal transactions, thus the recognition of discontinued operations is expected to become more common under this new standard.

The company will adopt Emerging Issues Task Force Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," effective January 1, 2002. This statement addresses whether certain consideration from a vendor to a reseller of the vendor's products is an adjustment to selling prices or a cost. It is estimated that this statement will result in Consumer and Office segment annual net sales and advertising cost (included in selling, general and administrative expenses) being reduced by approximately $25 million annually for years 1999 through 2001. This statement will have no effect on the company's net income or its financial position.

NOTE 2 CUMULATIVE EFFECT OF ACCOUNTING CHANGE

During the fourth quarter of 2000, the company changed its revenue recognition policies. Essentially, the new policies recognize that the risks and rewards of ownership in many transactions do not substantively transfer to customers until the product has been delivered, regardless of whether legal title has transferred. In addition to this change in accounting that affected a substantial portion of its product sales, the company has revised aspects of its accounting for services provided in several of its smaller businesses. These new policies are consistent with the guidance contained in SEC Staff Accounting Bulletin No. 101. The effect of these changes in revenue recognition policies, as of January 1, 2000, is reported as the cumulative effect of an accounting change in 2000. This change did not have a significant effect on previously reported 2000 quarters or on prior years.

NOTE 3 RESTRUCTURING CHARGES AND OTHER NON-RECURRING ITEMS

During the first half of 2001, the company developed and announced a restructuring plan that consolidates certain operations and streamlines the organization to increase speed and productivity. In June 2001, the company completed the identification of all significant actions to be taken and obtained final approvals from the appropriate level of management. In the fourth quarter of 2001, the company obtained approvals for certain additional actions. In 2001, the company recorded charges of $569 million ($353 million after tax and minority interest), principally related to the restructuring plan. These charges were classified as a component of cost of sales ($249 million); selling, general and administrative expenses ($300 million); and research, development and related expenses ($20 million). Of the total charges, $472 million related to employee severance and benefits, $80 million related to accelerated depreciation (incremental charges resulting from shortened depreciable lives, primarily related to downsizing or consolidating manufacturing operations), and $17 million related to other exit activities.

The accelerated depreciation (related to assets included in property, plant and equipment) primarily involved specialized 3M manufacturing machinery and equipment. Estimated salvage values were based on estimates of proceeds upon sale of certain affected assets. The charges related to other exit activities include incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs incurred as a direct result of this plan.

In connection with its restructuring plan, the company expects to eliminate a total of about 6,000 positions, with most of these reductions occurring by June 30, 2002. Through December 31, 2001, the company had eliminated about 3,500 positions. These positions represent a wide range of functions throughout the company. Of the 6,000 employment reduction for the total plan, about 40 percent will occur in the United States, 35 percent in Europe, and the balance in other international areas. All business segments will be impacted directly and also indirectly through reduced allocations of corporate staff service costs. Employee severance and benefit charges totaling $472 million were taken during 2001. These charges were taken in the quarter when management approved the plans and after severance benefits had been communicated to the employees.

Of the company's remaining current liability at December 31, 2001, $185 million is classified in current liabilities (payroll) and $13 million is classified in other current liabilities on the Consolidated Balance Sheet. The company classified $124 million of the current year's charges as long-term liabilities. Special termination pension and medical benefits, aggregating $62 million, were offered to eligible employees. These benefits will generally be paid over their life expectancies. In addition, the company estimates that $62 million of deferred separation pay will be paid in 2003 and beyond. The company also recorded $8 million of non-cash stock option expense due to the reclassification of certain employees age 50 and older to retiree status, resulting in a modification of their original stock option awards for accounting purposes. The current liabilities and a portion of the non-current liabilities will be funded through cash provided by operations, with additional funding for non-current liabilities provided through established pension and postretirement trust funds.

The restructuring plan includes actions in 25 locations in the United States, 27 in Europe, eight in the Asia Pacific area, 13 in Latin America, and four in Canada. Substantially all actions required by the plan are expected to be completed by June 30, 2002. The company has not discontinued any major product lines as a result of the restructuring plan. The restructuring charges do not include any write-down of goodwill or other intangible assets.

Selected information related to these 2001 charges follows.

(Millions)	Employee Severance and Benefits	Accelerated Depreciation	Other	Total
2001 charges				
Second quarter	$ 386	$ —	$ 11	$ 397
Third quarter	27	39	3	69
Fourth quarter	59	41	3	103
Total charges	$ 472	$ 80	$ 17	$ 569
Cash payments	(155)		(4)	(159)
Non-cash	(8)	(80)	—	(88)
Long-term portion of liability	(124)		—	(124)
Current liability at December 31, 2001	$ 185		$ 13	$ 198

Selected information related to the company's 1998 restructuring program follows.

(Millions)	Employee Severance and Benefits	Write-down of Property, Plant and Equipment	Other	Total
1998 charges	$ 271	$ 143	$ 79	$ 493
1999 changes in estimates	4	(31)	(1)	(28)
Total charges	$ 275	$ 112	$ 78	$ 465
December 31, 1998 liability	$ 232		$ 32	$ 264
1999 cash payments	(205)		(23)	(228)
1999 changes in estimates	4		(1)	3
December 31, 1999 liability	$ 31		$ 8	$ 39
2000 cash payments	(24)		(4)	(28)
December 31, 2000 liability	$ 7		$ 4	$ 11
2001 cash payments	(3)		(2)	(5)
December 31, 2001 liability	$ 4		$ 2	$ 6

NOTE 4 ACQUISITIONS AND DIVESTITURES

GENERAL: In 2001, 2000 and 1999, all business combinations completed by the company used the purchase method of accounting. Effective January 1, 2002, with the adoption of SFAS No. 142, goodwill and indefinite-lived intangibles will no longer be amortized.

YEAR 2001 ACQUISITIONS: In 2001, the company completed three notable business combinations, all in the first quarter of the year. 3M acquired MicroTouch Systems, Inc., a touch screen manufacturer, for $158 million in cash, net of cash acquired. 3M also acquired Robinson Nugent, Inc., a telecommunications supplier, in exchange for 1,124,135 shares of 3M common stock that had a fair market value of $127 million as of the acquisition date. 3M also combined its German dental business (3M Inter-Unitek GmbH, an existing 3M subsidiary) with ESPE Dental AG, a dental products manufacturer. 3M Inter-Unitek GmbH acquired 100 percent of the outstanding shares of ESPE Dental AG in exchange for 43 percent ownership in 3M Inter-Unitek and $25 million, net of cash acquired. Upon completion of this transaction, 3M holds a 57 percent controlling interest in 3M Inter-Unitek GmbH and consolidates it with a provision for the minority interest that does not have participating rights. 3M entered into put/call option agreements with former shareholders of ESPE Dental AG. Under the put agreements, 3M would be required to purchase the 43 percent minority interest in 3M Inter-Unitek GmbH from former shareholders of ESPE Dental AG for cash of approximately $266 million. These put options became exercisable on the acquisition date and expire on January 10, 2003. The call options, if exercised, would require the minority shareholders to sell their 3M Inter-Unitek GmbH shares to 3M, based upon a formula set forth in the agreement. These call options become exercisable on December 20, 2003, and expire on June 30, 2004.

The 2001 purchased intangible assets, including goodwill, through December 31, 2001, are being amortized on a straight-line basis over the periods benefited, ranging from 4 to 40 years. In-process research and development charges associated with these acquisitions were not material. Pro forma information related to these acquisitions is not provided because the impact of these acquisitions on the company's consolidated results of operations is not considered to be significant.

CONSOLIDATED BALANCE SHEET PURCHASE PRICE ALLOCATIONS: The purchase price allocations and the resulting impact on the Consolidated Balance Sheet relating to all 2001 business combinations, including five small acquisitions not discussed previously, are summarized in the following table. The impact on the Consolidated Balance Sheet for 2000 and 1999 acquisitions (discussed later) are also summarized in the table that follows.

ASSET (LIABILITY)

(Millions)	2001	2000	1999
Accounts receivable	**$ 67**	$ 86	$ 5
Inventories	**64**	112	8
Other current assets	**19**	13	6
Property, plant and equipment	**110**	179	14
Purchased intangible assets	**473**	326	254
Other assets	**23**	30	15
Accounts payable and other current liabilities	**(138)**	(93)	—
Interest-bearing debt	**(16)**	(123)	—
Minority interest liability	**(243)**	—	72
Other long-term liabilities	**(14)**	(47)	—
Net assets acquired	**$ 345**	$ 483	$ 374
Cash, net of cash acquired	**$ 218**	$ 472	$ 374
Non-cash (3M shares at fair value)	**127**	11	—
Net assets acquired	**$ 345**	$ 483	$ 374

YEAR 2000 ACQUISITIONS: During 2000, 3M acquired 91 percent (subsequently increased to 93 percent), of Quante AG (a telecommunications supplier), 100 percent of the multi-layer integrated circuit packaging line of W. L. Gore and Associates, and seven smaller businesses for a total purchase price of $472 million in cash (net of cash acquired) plus 128,994 shares of 3M common stock. The stock had a fair market value of $11 million at the acquisition date and was previously held as 3M treasury stock.

The 2000 purchased intangible assets, including goodwill, through December 31, 2001, are being amortized on a straight-line basis over the periods benefited, ranging from 3 to 20 years. In-process research and development charges associated with these acquisitions were not significant. Pro forma information related to these acquisitions is not included because the impact of these acquisitions on the company's consolidated results of operations is not considered to be significant.

YEAR 1999 ACQUISITIONS: During 1999, 3M had one notable acquisition and acquired seven smaller businesses. In December 1999, 3M finalized the acquisition of the outstanding 46 percent minority interest in Dyneon LLC from Celanese AG for approximately $340 million in cash, primarily financed by debt. The purchase price exceeded the fair value of the minority interest net assets by approximately $267 million, of which approximately $242 million represented goodwill and other intangible assets that are being amortized over 20 years or less. If these acquisitions had occurred at the beginning of 1999, the effect on consolidated results of operations would not have been significant.

YEAR 1999 DIVESTITURES: On June 30, 1999, the company closed the sale of Eastern Heights Bank, a subsidiary banking operation, and the sale of the assets of its cardiovascular systems business. These divestitures generated cash proceeds of $203 million and resulted in a pre-tax gain of $118 million ($69 million after tax) in the second quarter of 1999. 3M also recorded a pre-tax gain of $32 million ($20 million after tax) related to divestitures, mainly in the Health Care segment, in the third quarter of 1999. These pre-tax gains are recorded in the other expense (income) line within operating income. The primary impact of these divestitures on the 1999 Consolidated Balance Sheet was to reduce investments by about $350 million and decrease current and other liabilities by a similar amount.

NOTE 5 SUPPLEMENTAL STATEMENT OF INCOME INFORMATION

(Millions)	2001	2000	1999
Research, development and related expenses	**$1,084**	$1,101	$1,056
Advertising and merchandising costs	**432**	544	484

Research and development expenses, covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses, totaled $745 million, $727 million and $688 million in 2001, 2000 and 1999, respectively. Related expenses primarily include technical support provided by the laboratories for existing products.

NOTE 6 SUPPLEMENTAL BALANCE SHEET INFORMATION

(Millions)	2001	2000
ACCOUNTS RECEIVABLE		
Accounts receivable	**$ 2,569**	$ 2,975
Less allowances	**87**	84
Accounts receivable – net	**$ 2,482**	$ 2,891
INVENTORIES		
Finished goods	**$ 1,103**	$ 1,231
Work in process	**611**	663
Raw materials	**377**	418
Total inventories	**$ 2,091**	$ 2,312
OTHER CURRENT ASSETS		
Product and other insurance receivables	**$ 304**	$ 267
Deferred income taxes	**290**	152
Other	**513**	455
Total other current assets	**$ 1,107**	$ 874
INVESTMENTS		
Available-for-sale (fair value)	**$ 37**	$ 72
Other (cost, which approximates fair value)	**238**	238
Total investments	**$ 275**	$ 310
PROPERTY, PLANT AND EQUIPMENT – AT COST		
Land	**$ 224**	$ 249
Buildings and leasehold improvements	**3,510**	3,477
Machinery and equipment	**10,208**	9,958
Construction in progress	**423**	486
	14,365	14,170
Less accumulated depreciation	**8,750**	8,347
Property, plant and equipment – net	**$ 5,615**	$ 5,823
OTHER ASSETS		
Goodwill	**$ 984**	$ 647
Patents	**141**	141
Tradenames	**52**	34
Other intangible assets	**36**	35
Prepaid pension benefits	**537**	412
Product and other insurance receivables	**481**	566
Deferred income taxes	**152**	143
Other	**37**	32
Total other assets	**$ 2,420**	$ 2,010

SUPPLEMENTAL BALANCE SHEET INFORMATION (continued)

(Millions)	2001	2000
OTHER CURRENT LIABILITIES		
Employee benefits and withholdings	**$ 295**	$ 237
Accrued trade payables	**267**	277
Deferred income	**188**	132
Property and other taxes	**153**	137
Product and other claims	**119**	107
Deferred income taxes	**16**	8
Other	**210**	214
Total other current liabilities	**$ 1,248**	$ 1,112
OTHER LIABILITIES		
Non-funded pension and postretirement benefits	**$ 633**	$ 754
Minority interest in subsidiaries	**527**	346
Deferred income taxes	**469**	362
Employee benefits	**355**	289
Product and other claims	**335**	339
Deferred income	**94**	12
Other	**78**	164
Total other liabilities	**$ 2,491**	$ 2,266

At December 31, 2001 and 2000, respectively, product and other insurance receivables (current and long-term) included $406 million and $519 million related to the breast implant matter, $223 million and $155 million related to respirator/mask/asbestos litigation, and $156 million and $159 million of other insurance receivables. Although at December 31, 2001, receivables for insurance recoveries related to the breast implant matter of $324 million continued to be contested by insurance carriers, management, based on the opinion of counsel, believes such amounts will ultimately be collected. Accounts payable included drafts payable on demand of $83 million at December 31, 2001, and $109 million at December 31, 2000.

NOTE 7 SUPPLEMENTAL STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common stock ($.01 par value per share; $.50 par value at December 31, 1999) of 1.5 billion shares is authorized (1 billion shares at December 31, 1999), with 472,016,528 shares issued in 2001, 2000 and 1999. Common stock and capital in excess of par includes $231 million transferred from common stock to capital in excess of par value during 2000 in connection with the change in par value of the company's common stock from $.50 to $.01 per share. Preferred stock, without par value, of 10 million shares is authorized but unissued.

The following table shows the ending balances of the components of accumulated other comprehensive income (loss).

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Millions)	2001	2000	1999
Cumulative translation – net	**$ (1,152)**	$ (885)	$ (694)
Minimum pension liability adjustments – net	**(74)**	(58)	(30)
Debt and equity securities, unrealized gain – net	**12**	29	136
Cash flow hedging instruments, unrealized gain – net	**9**	—	—
Total accumulated other comprehensive income (loss)	**$ (1,205)**	$ (914)	$ (588)

Reclassification adjustments are made to avoid double counting in comprehensive income items that are also displayed as part of net income. A summary of these reclassification adjustments follows.

RECLASSIFICATION ADJUSTMENTS TO COMPREHENSIVE INCOME

(Millions)	2001	2000	1999
Gains on sale or donation of equity securities, net of tax provision of $9 million, $39 million and $16 million, respectively, for 2001, 2000 and 1999	**$ 14**	$ 62	$ 25
Write-down of equity securities, net of tax benefit of $3 million	**(5)**	—	—
Cash flow hedging instruments, gains, net of tax provision of $8 million	**$ 13**	—	—

In 1999, the equity security gains related to appreciated equity securities donated to the 3M Foundation. In 2001, 2000 and 1999, other reclassification adjustments were not material. No tax provision has been made for the translation of foreign currency financial statements into U.S. dollars.

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

(Millions)	2001	2000	1999
Cash income tax payments	**$ 520**	$ 852	$ 653
Cash interest payments	**137**	104	114
Capitalized interest	**26**	31	26
Depreciation	**916**	915	822
Amortization of software	**74**	45	39
Amortization of goodwill and indefinite-lived tradenames	**67**	44	24
Amortization of patents and other identifiable intangibles	**32**	21	15

Individual amounts on the Consolidated Statement of Cash Flows exclude the effects of acquisitions, divestitures and exchange rate impacts, which are presented separately. In 2000, the net impact of the cumulative effect of accounting changes is recorded in "Other – net" within operating activities.

Non-cash transactions occurring during 2001 included:

- 3M acquired Robinson Nugent, Inc. in exchange for shares of 3M common stock that had a fair market value of $127 million.
- The company exchanged 43 percent ownership in 3M Inter-Unitek GmbH, previously a wholly owned subsidiary, for 87 percent of ESPE Dental AG. The value of this transaction is estimated at approximately $245 million.
- Dividends declared, but not paid at December 31, 2001, of $40 million were payable to minority interests in consolidated subsidiaries.

In 1999, 3M exchanged assets used in the business, but not held for sale, with a fair market value of $61 million plus cash of $12 million, for similar assets having a fair market value of $73 million. No gain was recognized on this non-monetary exchange of productive assets. Also in 1999, 3M donated to the 3M Foundation appreciated equity securities with a market value of $66 million, resulting in $8 million of pre-tax expense, which represented the company's cost of the securities.

NOTE 9 DEBT

SHORT-TERM DEBT

(Millions)	Effective Interest Rate*	2001	2000
U.S. dollar commercial paper	2.60%	**$ 731**	$ 655
Non-U.S. dollar commercial paper	3.92%	**145**	—
5.6523% dealer remarketable securities	5.65%	**350**	352
Long-term debt – current portion	8.94%	**5**	616
Long-term debt – current portion – ESOP debt guarantee	5.62%	**32**	30
Other borrowings	7.25%	**110**	213
Total short-term debt		**$ 1,373**	$ 1,866

*Reflects the effects of interest rate and currency swaps at December 31.

LONG-TERM DEBT

(Millions)	Currency/ Fixed vs. Floating	Effective Interest Rate*	Maturity Date	2001	2000
U.S. dollar (USD)					
6.375% note	USD Fixed	6.38%	2028	**$ 330**	$330
ESOP debt guarantee	USD Fixed	5.62%	2003-2009	**271**	303
4.25% medium-term note	USD Floating	1.76%	2004	**200**	—
4.90% medium-term note	USD Floating	1.87%	2004	**150**	—
Japanese Yen (JPY)					
1% eurobond	JPY Fixed	1.00%	2003	**122**	139
4.57% medium-term note	USD Fixed	4.57%	2003	**100**	—
Dec. 2041 floating rate note	USD Floating	1.67%	2041	**100**	—
Sumitomo 3M Limited					
0.795% note	JPY Fixed	0.80%	2003	**76**	87
Other borrowings	Various	2.25%	2003-2040	**171**	112
Total long-term debt				**$1,520**	$971

WEIGHTED-AVERAGE EFFECTIVE INTEREST RATE*

At December 31	Total 2001	Total 2000	Excluding ESOP debt 2001	Excluding ESOP debt 2000
Short-term	**3.98%**	6.29%	**3.94%**	6.30%
Long-term	**3.60%**	4.84%	**3.15%**	4.48%

*Reflects the effects of interest rate and currency swaps at December 31.

In December 2001, the company's dealer remarketable securities were remarketed for one year. They were reissued with a fixed coupon rate of 5.6523 percent. The remarketable securities can be remarketed annually, at the option of the dealer, for a year each time, with a final maturity date of December 2010.

In October 2000, the company filed a shelf registration with the Securities and Exchange Commission relating to the potential offering of debt securities of up to $1.5 billion. After the shelf registration became effective, the company in May 2001 established under the shelf a medium-term notes program through which up to $1.4 billion of medium-term notes may be offered. As of December 31, 2001, $550 million of medium-term notes had been issued under the medium-term notes program and another $56 million of debt securities had been issued directly from the shelf, aggregating $606 million of debt securities offered for 2001 under the shelf.

The ESOP debt is serviced by dividends on stock held by the ESOP and by company contributions. These contributions are not reported as interest expense, but are reported as an employee benefit expense in the Consolidated Statement of Income. Other borrowings include debt held by 3M's international companies, and floating rate notes and industrial bond issues in the United States, with the long-term portion of this debt primarily comprised of U.S. dollar floating rate debt.

Maturities of long-term debt for the next five years are: 2002, $37 million; 2003, $331 million; 2004, $385 million; 2005, $37 million; and 2006, $39 million.

At year-end 2001, short-term lines of credit totaled about $658 million, of which $59 million was outstanding. An additional letter of credit of $266 million is dedicated to the reacquisition of 3M Inter-Unitek shares issued in connection with the ESPE Dental AG business combination, with the shares subject to put options exercisable by former shareholders of ESPE Dental AG from the date of acquisition until January 10, 2003. The company also has uncommitted lines of credit totaling $125 million. Debt covenants do not restrict the payment of dividends.

NOTE 10 OTHER FINANCIAL INSTRUMENTS

FOREIGN CURRENCY FORWARD AND OPTION CONTRACTS: The company enters into foreign exchange forward contracts, options and swaps to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. These transactions are designated as cash flow hedges. At December 31, 2001, the company had various open foreign exchange forward and option contracts, the majority of which had maturities of one year or less. The amounts at risk are not material because the company has the ability to generate offsetting foreign currency cash flows.

For foreign currency cash flow hedges, the net realized gain recorded in cost of sales for the year 2001 totaled $37 million, with the impact largely offset by underlying hedged items. The settlement or extension of these derivatives will result in reclassifications to earnings in the period during which the hedged transactions affect earnings (from other comprehensive income). If exchange rates are unchanged within the next 12 months, the company expects to reclassify to after-tax earnings a majority of the $17 million of unrealized net gains included in cash flow hedging instruments within other comprehensive income at December 31, 2001, with the impact largely offset by underlying hedged items. The maximum length of time over which 3M is hedging its exposure to the variability in future cash flows for a majority of the forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 12 months. No foreign currency cash flow hedges were discontinued during 2001. Hedge ineffectiveness was not material for the year 2001.

INTEREST RATE AND CURRENCY SWAPS: The company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The company uses interest rate and currency swaps to manage interest rate risk related to borrowings.

At December 31, 2001, the company had interest rate swaps with a fair value of $7 million designated as fair value hedges of underlying fixed rate obligations. The mark-to-market of these fair value hedges is recorded as gains or losses in interest expense and is offset by the gain or loss on the underlying debt instrument that is also recorded in interest expense. All existing fair value hedges are 100 percent effective and thus, there is no impact to earnings due to hedge ineffectiveness.

From time to time, the company also uses cross-currency interest rate swaps to hedge foreign currency and interest rates. There were no cross-currency interest rate swaps outstanding at December 31, 2001.

NET INVESTMENT HEDGING: From time to time, the company uses foreign currency debt and forwards to hedge portions of the company's net investments in foreign operations. For hedges that meet the effectiveness requirements, the net gains or losses are recorded in cumulative translation within other comprehensive income, with any ineffectiveness recorded in cost of sales. In 2001, an unrealized after-tax gain of $23 million was recorded in cumulative translation. Hedge ineffectiveness resulted in after-tax realized gains totaling $4 million in 2001.

COMMODITY PRICE MANAGEMENT: The company manages commodity price risks through negotiated supply contracts, price protection swaps and forward physical contracts. The company uses commodity price swaps as cash flow hedges of forecasted transactions to manage price volatility. The related mark-to-market gain or loss on qualifying hedges is included in other comprehensive income to the extent effective (typically 100 percent effective), and reclassified into cost of sales in the period during which the hedged transaction affects earnings. For total year 2001, an unrealized after-tax loss of $8 million was recorded in cash flow hedging instruments within other comprehensive income, with the majority expected to be reclassified to earnings beyond 12 months and expected to be largely offset by underlying hedged items. 3M has hedged its exposure to the variability of future cash flows for certain forecasted transactions through 2005. No commodity cash flow hedges were discontinued during the 12 months ended December 31, 2001.

CREDIT RISK: The company is exposed to credit loss in the event of nonperformance by counterparties in interest rate swaps, currency swaps, and option and foreign exchange contracts. However, the company's risk is limited to the fair value of the instruments. The company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties. The company does not anticipate non-performance by any of these counterparties.

FAIR VALUE OF FINANCIAL INSTRUMENTS: At December 31, 2001 and 2000, the company's financial instruments included cash and cash equivalents, accounts receivable, investments, accounts payable, borrowing, and derivative contracts. The fair values of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt (except the $350 million dealer remarketable security) approximated carrying values because of the short-term nature of these instruments. Available-for-sale investments and year-end 2001 derivative contracts are reported at fair values. Fair values for investments held at cost are not readily available, but are believed to approximate fair value. The carrying amounts and estimated fair values of other financial instruments based on third-party quotes follow.

FINANCIAL INSTRUMENTS CARRYING AMOUNTS AND ESTIMATED FAIR VALUES

(Millions)	December 31, 2001 Carrying Amount	December 31, 2001 Fair Value	December 31, 2000 Carrying Amount	December 31, 2000 Fair Value
Short-term debt – dealer remarketable securities	**$ 350**	**$ 366**	$ 352	$ 362
Long-term debt	**1,520**	**1,494**	971	950

NOTE 11 INCOME TAXES

At December 31, 2001, about $3.3 billion of retained earnings attributable to international companies were considered to be indefinitely invested. No provision has been made for taxes that might be payable if these earnings were remitted to the United States. It is not practical to determine the amount of incremental taxes that might arise were these earnings to be remitted.

In 2000, the company recorded a cumulative effect of accounting change, reducing earnings by $75 million net of tax. The provision for income taxes excludes a $42 million tax benefit related to this cumulative effect.

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

(Millions)	2001	2000	1999
United States	**$1,368**	$1,798	$2,020
International	**818**	1,176	860
Total	**$2,186**	$2,974	$2,880

PROVISION FOR INCOME TAXES

(Millions)	2001	2000	1999
Currently payable			
Federal	**$ 376**	$ 471	$ 543
State	**47**	64	72
International	**278**	401	322
Deferred			
Federal	**(7)**	92	100
State	**6**	7	9
International	**2**	(10)	(14)
Total	**$ 702**	$1,025	$1,032

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

(Millions)	2001	2000
Accruals currently not deductible		
Employee benefit costs	**$ 225**	$ 278
Product and other claims	**173**	170
Severance and other restructuring costs	**73**	—
Product and other insurance receivables	**(286)**	(308)
Accelerated depreciation	**(464)**	(436)
Other	**236**	221
Net deferred tax asset (liability)	**$ (43)**	$ (75)

RECONCILIATION OF EFFECTIVE INCOME TAX RATE

	2001	2000	1999
Statutory U.S. tax rate	**35.0%**	35.0%	35.0%
State income taxes – net of federal benefit	**1.6**	1.6	1.8
International income taxes – net	**(.7)**	(.8)	.2
Tax benefit of foreign sales corporation	**(2.2)**	(.9)	(.9)
All other – net	**(1.6)**	(.4)	(.3)
Effective worldwide tax rate	**32.1%**	34.5%	35.8%

NOTE 12 BUSINESS SEGMENTS

3M's businesses are organized, managed and internally reported as six operating segments based on differences in products, technologies and services. These segments are Transportation, Graphics and Safety; Health Care; Industrial; Consumer and Office; Electro and Communications; and Specialty Material. These segments have worldwide responsibility for virtually all of the company's product lines. 3M is not dependent on any single product or market.

Transactions among reportable segments are recorded at cost. 3M is an integrated enterprise characterized by substantial intersegment cooperation, cost allocations and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income and other financial information shown. The allocations resulting from the shared utilization of assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

Operating income in 2001 included non-recurring charges of $504 million. Non-recurring charges, principally related to the company's restructuring plan, totaled $569 million (recorded in Corporate and Unallocated). Acquisition-related costs totaled $23 million ($10 million recorded in Health Care; $7 million in Transportation, Graphics and Safety; and $6 million in Electro and Communications). Additional items recorded in Corporate and Unallocated included a reversal of a 1999 litigation accrual of $73 million, and a gain of $15 million related to the net impact of the sale and write-down of available-for-sale equity securities. Depreciation and amortization of $1.089 billion included *accelerated depreciation (shortened lives) related to the restructuring* of $80 million (recorded in Corporate and Unallocated).

Operating income in 2000 included a non-recurring net loss of $23 million. Non-recurring costs included $168 million in the Specialty Material segment related to the company's phase-out of perfluorooctanyl-based chemistry products. This $168 million included $56 million of accelerated depreciation (included in the Specialty Material segment depreciation and amortization), $48 million of impairment losses, and severance and other costs. Other non-recurring costs included a $20 million write-down of corporate and unallocated assets, and $20 million of other non-recurring expenses ($13 million related to acquisitions in the Electro and Communications segment). Non-recurring operating income gains in 2000 of $135 million were largely related to corporate and unallocated asset dispositions, principally the sale of available-for-sale equity securities. Operating income in 2000 also included a $50 million gain from the termination of a product distribution agreement in the Health Care segment.

Operating income in 1999 included a non-recurring net gain of $100 million. This related to divestitures of certain health care businesses and Eastern Heights Bank, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges. Of this $100 million gain, $62 million was recorded in Health Care and $38 million in Corporate and Unallocated.

BUSINESS SEGMENT PRODUCTS

BUSINESS SEGMENT	MAJOR PRODUCTS
Transportation, Graphics and Safety	Reflective sheeting, commercial graphics systems, respirators, automotive components, safety and security products, and optical films
Health Care	Medical and surgical supplies, skin health and infection-prevention products, pharmaceuticals, drug delivery systems, dental and orthodontic products, health information systems, microbiology products, and closures for disposable diapers
Industrial	Tapes, coated and nonwoven abrasives, and specialty adhesives
Consumer and Office	Sponges, scouring pads, high performance cloths, consumer and office tapes, repositionable notes, carpet and fabric protectors, energy control products, home improvement products, floor matting and commercial cleaning products, and visual systems
Electro and Communications	Packaging and interconnection devices, insulating and splicing solutions for the electronics, telecommunications and electrical industries
Specialty Material	Specialty materials for automotive, electronics, telecommunications, textile and other industries, and roofing granules

BUSINESS SEGMENT INFORMATION

(Millions)		Net Sales	Operating Income	Assets**	Depr. and Amort.	Capital Expenditures
Transportation, Graphics and Safety	**2001**	**$ 3,526**	**$ 695**	**$ 2,621**	**$ 238**	**$ 208**
	2000	3,518	783	2,741	186	239
	1999	3,234	675	2,673	140	199
Health Care	**2001**	**3,419**	**760**	**2,264**	**193**	**179**
	2000	3,135	675	2,025	188	189
	1999	3,138	680	2,076	203	189
Industrial	**2001**	**3,199**	**518**	**2,134**	**185**	**191**
	2000	3,525	641	2,392	213	214
	1999	3,409	612	2,357	220	202

BUSINESS SEGMENT INFORMATION (continued)

(Millions)		Net Sales	Operating Income	Assets**	Depr. and Amort.	Capital Expenditures
Consumer and Office	**2001**	**2,724**	**447**	**1,514**	**121**	**106**
	2000	2,848	434	1,711	101	134
	1999	2,705	401	1,589	118	123
Electro and Communications	**2001**	**2,171**	**218**	**1,807**	**157**	**132**
	2000	2,467	404	1,961	158	208
	1999	2,017	402	1,359	130	194
Specialty Material	**2001**	**1,022**	**141**	**1,208**	**97**	**136**
	2000	1,197	57	1,230	144	131
	1999	1,194	185	1,323	79	143
Corporate and Unallocated*	**2001**	**18**	**(506)**	**3,058**	**98**	**28**
	2000	34	64	2,462	35	—
	1999	51	1	2,519	10	—
Total Company	**2001**	**$16,079**	**$2,273**	**$14,606**	**$1,089**	**$980**
	2000	16,724	3,058	14,522	1,025	1,115
	1999	15,748	2,956	13,896	900	1,050

*Corporate and Unallocated operating income principally includes corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, banking operating results (divested June 30, 1999), certain litigation expenses, restructuring charges and other miscellaneous items. Because this category includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

**Segment assets primarily include accounts receivable; inventory; property, plant and equipment – net; and other miscellaneous assets. Assets included in Corporate and Unallocated principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated property, plant and equipment.

NOTE 13 GEOGRAPHIC AREAS

Information in the geographic area table is presented on the basis the company uses to manage its businesses. Export sales and certain income and expense items are reported within the geographic area where the final sales to customers are made. Prior-year amounts have been retroactively restated to conform to the current-year presentation.

In 2001, operating income for Eliminations and Other includes non-recurring net losses totaling $504 million, primarily related to the restructuring. Also included were a reversal of a 1999 litigation accrual, acquisition-related costs, and a net gain on the sale and write-down of available-for-sale equity securities. In 1999, operating income for Eliminations and Other includes a $100 million non-recurring net benefit related to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges.

GEOGRAPHIC AREA INFORMATION

(Millions)		United States	Europe and Middle East	Asia Pacific	Latin America, Africa and Canada	Elimina-tions and Other	Total Company
Net sales to	**2001**	**$ 7,546**	**$ 3,960**	**$ 3,043**	**$ 1,496**	**$ 34**	**$ 16,079**
customers	2000	7,858	3,946	3,329	1,564	27	16,724
	1999	7,559	3,808	2,887	1,467	27	15,748
Operating	**2001**	**$ 1,028**	**$ 571**	**$ 807**	**$ 360**	**$ (493)**	**$ 2,273**
income	2000	1,160	589	961	376	(28)	3,058
	1999	1,198	574	768	348	68	2,956
Property,	**2001**	**$ 3,675**	**$ 974**	**$ 634**	**$ 332**	**—**	**$5,615**
plant and	2000	3,699	1,046	711	367	—	5,823
equipment – net	1999	3,647	1,017	757	355	—	5,776

NOTE 14 PENSION AND POSTRETIREMENT BENEFIT PLANS

3M has various company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. Pension benefits are based principally on an employee's years of service and compensation near retirement. In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for substantially all of its U.S. employees who reach retirement age while employed by the company. Most international employees and retirees are covered by government health care programs. The cost of company-provided health care plans for these international employees is not material.

The company's pension funding policy is to deposit with independent trustees amounts at least equal to accrued liabilities, to the extent allowed by law. Trust funds and deposits with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. In addition, the company has set aside funds for its U.S. postretirement plan with an independent trustee and makes periodic contributions to the plan.

During 2001, the company adopted a change in the measurement date of its U.S. employee benefit plans (qualified and non-qualified pension benefit plans and its U.S. postretirement benefit plan) from December 31 to September 30. Information presented in the tables for 2001 reflects a measurement date of September 30, 2001, and December 31 for prior periods. This change did not have a material impact on the determination of periodic pension cost or pension obligations. Management believes this change is preferable to the method previously employed, as it facilitates the benefit cost planning and forecasting process. The company's U.S. non-qualified pension plan had an unfunded accumulated benefit obligation of $196 million at September 30, 2001, and $187 million at December 31, 2000. There are no plan assets in the non-qualified plan due to its nature.

Certain international pension plans were underfunded as of year-end 2001 and 2000. The accumulated benefit obligations of these plans were $534 million in 2001 and $499 million in 2000. The assets of these plans were $287 million in 2001 and $300 million in 2000. The net underfunded amounts are included in current and other liabilities on the Consolidated Balance Sheet.

BENEFIT PLAN INFORMATION

(Millions)	Qualified and Non-qualified Pension Benefits: United States 2001	United States 2000	International 2001	International 2000	Postretirement Benefits 2001	Postretirement Benefits 2000
Reconciliation of benefit obligation						
Beginning balance	**$5,905**	$5,597	**$2,368**	$2,234	**$1,166**	$1,016
Service cost	**123**	125	**91**	83	**39**	39
Interest cost	**449**	416	**118**	98	**90**	82
Participant contributions	**—**	—	**8**	6	**10**	11
Foreign exchange rate changes	**—**	—	**23**	(199)	**—**	—
Plan amendments	**1**	1	**7**	—	**1**	—
Actuarial (gain) loss	**305**	117	**(90)**	199	**74**	109
Benefit payments	**(279)**	(351)	**(75)**	(53)	**(76)**	(91)
Settlements, curtailments, special termination benefits	**49**	—	**(5)**	—	**—**	—
Ending balance	**$6,553**	$5,905	**$2,445**	$2,368	**$1,304**	$1,166
Reconciliation of plan assets at fair value						
Beginning balance	**$6,954**	$6,813	**$2,011**	$2,155	**$ 601**	$ 537
Actual return on plan assets	**(726)**	384	**(99)**	5	**(117)**	4
Company contributions	**104**	90	**53**	60	**135**	139
Participant contributions	**—**	—	**8**	6	**10**	11
Foreign exchange rate changes	**—**	—	**60**	(157)	**—**	—
Benefit payments	**(279)**	(333)	**(73)**	(58)	**(75)**	(90)
Settlements, curtailments	**—**	—	**(5)**	—	**—**	—
Ending balance	**$6,053**	$6,954	**$1,955**	$2,011	**$ 554**	$ 601
Funded status of plans						
Plan assets at fair value less benefit obligation	**$ (500)**	$1,049	**$ (490)**	$ (357)	**$ (750)**	$ (565)
Unrecognized transition (asset) obligation	**—**	—	**—**	16	**—**	—
Unrecognized prior service cost	**117**	129	**32**	25	**(15)**	(26)
Unrecognized (gain) loss	**643**	(1,012)	**459**	311	**406**	160
Fourth-quarter contribution	**3**	—	**—**	—	**89**	—
Net amount recognized	**$ 263**	$ 166	**$ 1**	$ (5)	**$ (270)**	$ (431)
Amounts recognized in the Consolidated Balance Sheet consist of:						
Prepaid assets	**$ 424**	$ 319	**$ 102**	$ 80	**—**	—
Accrued liabilities	**(196)**	(187)	**(277)**	(229)	**$ (270)**	$ (431)
Intangible assets	**5**	5	**6**	8	**—**	—
Accumulated other comprehensive income – pre-tax	**30**	29	**170**	136	**—**	—
Net amount recognized	**$ 263**	$ 166	**$ 1**	$ (5)	**$ (270)**	$ (431)

BENEFIT PLAN INFORMATION

(Millions)	Qualified and Non-qualified Pension Benefits United States 2001	2000	1999	International 2001	2000	1999	Postretirement Benefits 2001	2000	1999
Components of net periodic benefit cost									
Service cost	**$ 123**	$ 125	$ 150	**$ 91**	$ 83	$ 88	**$ 39**	$ 39	$ 42
Interest cost	**449**	416	387	**118**	98	98	**90**	82	69
Expected return on assets	**(615)**	(565)	(501)	**(142)**	(117)	(108)	**(53)**	(47)	(34)
Amortization of transition (asset) obligation	**—**	—	(37)	**1**	2	2	**—**	—	—
Amortization of prior service cost or benefit	**13**	13	45	**8**	8	8	**(11)**	(11)	(11)
Recognized net actuarial (gain) loss	**(9)**	(14)	14	**11**	7	2	**10**	3	—
Net periodic benefit cost	**$ (39)**	$ (25)	$ 58	**$ 87**	$ 81	$ 90	**$ 75**	$ 66	$ 66
Curtailments, settlements and special termination benefits	**49**	—	—	**1**	—	—	**12**	—	—
Net periodic benefit cost after curtailments and settlements	**$ 10**	$ (25)	$ 58	**$ 88**	$ 81	$ 90	**$ 87**	$ 66	$ 66
Weighted average assumptions									
Discount rate	**7.25%**	7.50%	7.50%	**5.23%**	5.40%	5.67%	**7.25%**	7.50%	7.50%
Expected return on assets	**9.00%**	9.00%	9.00%	**7.42%**	7.14%	6.69%	**9.50%**	8.19%	8.19%
Compensation rate increase	**4.60%**	4.65%	4.65%	**4.02%**	4.28%	4.12%	**4.60%**	4.65%	4.65%

The company expects its health care cost trend rate for postretirement benefits to slow from 8.5 percent in 2002 to 5.0 percent in 2006, after which the rate is expected to stabilize. A one percentage point change in the assumed health care cost trend rates would have the effects shown in the following table.

HEALTH CARE COST

(Millions)	One Percentage Point Increase	One Percentage Point Decrease
Effect on current year's service and interest cost	$ 16	$ (13)
Effect on benefit obligation	132	(113)

NOTE 15 LEASES

Rental expense under operating leases was $119 million in both 2001 and 2000, and $113 million in 1999. The table below shows minimum payments under operating leases with non-cancelable terms in excess of one year, as of December 31, 2001.

(Millions)	2002	2003	2004	2005	2006	After 2006	Total
Minimum lease payments	$79	$75	$40	$28	$20	$97	$339

NOTE 16 EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLANS

The company sponsors employee savings plans under Section 401(k) of the Internal Revenue Code. These plans are offered to substantially all regular U.S. employees. Employee contributions of up to 6 percent of compensation are matched at rates ranging from 25 to 50 percent, with additional company contributions depending upon company performance. Only the company match is invested in 3M stock, with employee funds invested in a number of investment options. Vested employees may sell up to 50 percent of their 3M shares and diversify into other investment options.

The company maintains an Employee Stock Ownership Plan (ESOP). This plan was established in 1989 as a cost-effective way of funding the majority of the company's contributions under 401(k) employee savings plans. Total ESOP shares are considered to be shares outstanding for earnings per share calculations.

Dividends on shares held by the ESOP are paid to the ESOP trust and, together with company contributions, are used by the ESOP to repay principal and interest on the outstanding notes. Over the life of the notes, shares are released for allocation to participants based on the ratio of the current year's debt service to the remaining debt service prior to the current payment.

The ESOP has been the primary funding source for the company's employee savings plans. Expenses related to the ESOP include total debt service on the notes, less dividends. The company contributes treasury shares, accounted for at fair value, to employee savings plans to cover obligations not funded by the ESOP. These amounts are reported as an employee benefit expense. Unearned compensation, shown as a reduction of stockholders' equity, is reduced symmetrically as the ESOP makes principal payments on the debt.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLANS

(Millions)	2001	2000	1999
Dividends on shares held by the ESOP	**$31**	$31	$31
Company contributions to the ESOP	**17**	15	7
Interest incurred on ESOP notes	**18**	19	21
Expenses related to ESOP debt service	**14**	12	14
Expenses related to treasury shares	**3**	35	50

ESOP DEBT SHARES

	2001	2000	1999
Allocated	**7,241,681**	6,898,666	6,596,898
Committed to be released	**49,135**	194,187	280,615
Unreleased	**5,549,275**	6,116,961	6,709,549
Total ESOP debt shares	**12,840,091**	13,209,814	13,587,062

NOTE 17 GENERAL EMPLOYEES' STOCK PURCHASE PLAN

In May 1997, shareholders approved 15 million shares for issuance under the company's General Employees' Stock Purchase Plan (GESPP). Substantially all employees are eligible to participate in the plan. Participants are granted options at 85 percent of market value at the date of grant. There are no GESPP shares under option at the beginning or end of each year because options are granted on the first business day and exercised on the last business day of the same month.

GENERAL EMPLOYEES' STOCK PURCHASE PLAN

	2001 Shares	2001 Exercise Price*	2000 Shares	2000 Exercise Price*	1999 Shares	1999 Exercise Price*
Options granted	**998,276**	**$93.85**	1,206,262	$77.40	1,210,189	$72.25
Options exercised	**(998,276)**	**$93.85**	(1,206,262)	$77.40	(1,210,189)	$72.25
Shares available for grant–						
Dec. 31	**9,565,450**		10,563,726		11,769,988	

*Weighted average

The weighted average fair value per option granted during 2001, 2000 and 1999 was $16.56, $13.65 and $12.75, respectively. The fair value of GESPP options was based on the 15 percent purchase discount.

NOTE 18 MANAGEMENT STOCK OWNERSHIP PROGRAM

In May 1997, shareholders approved 35 million shares for issuance under the Management Stock Ownership Program (MSOP). Management stock options are granted at market value at the date of grant. These options generally are exercisable one year after the date of grant and expire 10 years from the date of grant. Thus, outstanding shares under option include grants from previous plans. In May 2001, at the time of the last major grant, there were 11,784 participants in the plan.

MANAGEMENT STOCK OWNERSHIP PROGRAM

	2001 Shares	2001 Exercise Price*	2000 Shares	2000 Exercise Price*	1999 Shares	1999 Exercise Price*
Under option –						
Jan. 1	**32,347,256**	**$ 79.34**	30,702,415	$ 74.67	29,330,549	$ 67.72
Granted:						
Annual	**6,541,299**	**117.25**	6,040,196	88.33	5,194,766	95.00
Progressive (Reload)	**671,285**	**115.45**	572,511	98.33	502,567	87.33
Exercised	**(4,826,135)**	**71.41**	(4,684,779)	62.19	(4,201,886)	52.50
Canceled	**(183,517)**	**117.24**	(283,087)	86.77	(123,581)	93.35
Dec. 31	**34,550,188**	**$ 88.12**	32,347,256	$ 79.34	30,702,415	$ 74.67
Options exercisable –						
Dec. 31	**27,536,534**	**$ 80.98**	26,159,345	$ 77.02	25,213,683	$ 70.27
Shares available for grant –						
Dec. 31	**4,501,427**		11,738,624		18,088,285	

*Weighted average

MSOP OPTIONS OUTSTANDING AND EXERCISABLE AT DECEMBER 31, 2001

Range of Exercise Prices	Options Outstanding Shares	Options Outstanding Remaining Contractual Life (months)	Options Outstanding Exercise Price*	Options Exercisable Shares	Options Exercisable Exercise Price*
$46.01-63.10	8,397,652	42	$ 55.97	8,397,652	$ 55.97
80.24-96.87	18,638,304	87	91.59	18,638,304	91.59
103.05-122.90	7,514,232	117	115.79	500,578	110.78

*Weighted average

For annual and progressive (reload) options, the weighted average fair value at date of grant was calculated utilizing the Black-Scholes option-pricing model and the assumptions that follow.

MSOP ASSUMPTIONS

	Annual			Progressive (Reload)		
	2001	2000	1999	2001	2000	1999
Exercise price	**$117.25**	$88.33	$95.00	**$115.45**	$98.33	$87.33
Risk-free interest rate	**4.8%**	6.7%	5.4%	**3.8%**	6.3%	5.4%
Dividend growth rate	**4.6%**	4.3%	5.0%	**4.6%**	4.3%	5.0%
Volatility	**24.1%**	22.3%	22.3%	**23.7%**	25.4%	28.8%
Expected life (months)	**67**	68	66	**28**	28	26
Black-Scholes fair value	**$ 29.41**	$22.45	$22.86	**$ 17.62**	$17.18	$16.00

The MSOP options, if exercised, would have had the following dilutive effect on shares outstanding for the years ended 2001, 2000 and 1999, respectively: 5.6 million, 4.2 million and 4.5 million shares. Certain MSOP average options outstanding during the years 2001, 2000 and 1999 (4.2, 11.5 and 8.7 million shares, respectively) were not included in the computation of diluted earnings per share because they would not have had a dilutive effect.

NOTE 19 STOCK-BASED COMPENSATION

Generally no compensation cost is recognized for either the General Employees' Stock Purchase Plan (GESPP) or the Management Stock Ownership Program (MSOP). Pro forma amounts based on the options' estimated fair value, net of tax, at the grant dates for awards under the GESPP and MSOP are presented below.

PRO FORMA NET INCOME AND EARNINGS PER SHARE

(Millions)	2001	2000	1999
Net income			
As reported	**$ 1,430**	$ 1,782	$ 1,763
Pro forma	**1,278**	1,668	1,652
Earnings per share – basic			
As reported	**$ 3.63**	$ 4.50	$ 4.39
Pro forma	**3.24**	4.22	4.11
Earnings per share – diluted			
As reported	**$ 3.58**	$ 4.45	$ 4.34
Pro forma	**3.20**	4.17	4.06

NOTE 20 QUARTERLY DATA (Unaudited)

(Millions, except per-share amounts)	First	Second	Third	Fourth	Year
NET SALES					
2001	**$ 4,170**	**$ 4,079**	**$ 3,967**	**$ 3,863**	**$ 16,079**
2000	4,075	4,243	4,270	4,136	16,724
COST OF SALES*					
2001	**$ 2,196**	**$ 2,266**	**$ 2,156**	**$ 2,131**	**$ 8,749**
2000	2,091	2,181	2,295	2,220	8,787
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE*					
2001	**$ 453**	**$ 202**	**$ 394**	**$ 381**	**$ 1,430**
2000	487	470	499	401	1,857
NET INCOME*					
2001	**$ 453**	**$ 202**	**$ 394**	**$ 381**	**$ 1,430**
2000	487	470	499	326	1,782
BASIC EARNINGS PER SHARE – INCOME BEFORE CUMULATIVE EFFECT*					
2001	**$ 1.14**	**$ .51**	**$ 1.00**	**$ .97**	**$3.63**
2000	1.22	1.19	1.26	1.02	4.69
BASIC EARNINGS PER SHARE – NET INCOME*					
2001	**$ 1.14**	**$ .51**	**$ 1.00**	**$ .97**	**$ 3.63**
2000	1.22	1.19	1.26	.83	4.50
DILUTED EARNINGS PER SHARE – INCOME BEFORE CUMULATIVE EFFECT*					
2001	**$ 1.13**	**$ .50**	**$ .99**	**$ .96**	**$ 3.58**
2000	1.21	1.18	1.25	1.00	4.64
DILUTED EARNINGS PER SHARE – NET INCOME*					
2001	**$ 1.13**	**$ .50**	**$ .99**	**$ .96**	**$ 3.58**
2000	1.21	1.18	1.25	.82	4.45
STOCK PRICE COMPARISONS (NYSE COMPOSITE TRANSACTIONS)					
2001 High	**$121.50**	**$127.00**	**$117.50**	**$121.90**	**$ 127.00**
2001 Low	**98.50**	**97.16**	**85.86**	**95.20**	**85.86**
2000 High	103.81	98.31	97.44	122.94	122.94
2000 Low	78.19	80.44	80.50	83.94	78.19

QUARTERLY DATA (Unaudited) (continued)

*The impact of non-recurring items in 2001 and 2000 by quarter are as follows:

NON-RECURRING ITEMS (Millions, except per-share amounts) 2001	First	Second	Third	Fourth	Year
Cost of sales	$ 23	$ 141	$ 47	$ 61	$ 272
Selling, general and administrative expenses	—	242	16	42	300
Research, development and related expenses	—	14	6	—	20
Other expense (income)	—	—	—	(88)	(88)
Operating income (loss)	$ (23)	$(397)	$(69)	$ (15)	$ (504)
Net income (loss)	$ (14)	$(249)	$(43)	$ (6)	$ (312)
Diluted earnings (loss) per share	$(.03)	$ (.62)	$(.11)	$ (.02)	$ (.78)
Operating income (loss) detail:					
Acquisition-related	$ (23)	$ —	$ —	$ —	$ (23)
Restructuring-related	—	(397)	(69)	(103)	(569)
Reversal of a 1999 litigation accrual	—	—	—	73	73
Net gain on sale of equity securities, net of equity securities write-downs	—	—	—	15	15

NON-RECURRING ITEMS (Millions, except per-share amounts) 2000	First	Second	Third	Fourth	Year
Cost of sales	$ —	$ —	$118	$ 90	$ 208
Other expense (income)	(50)		(119)	(16)	(185)
Operating income (loss)	$ 50	—	$1	$ (74)	$ (23)
Cumulative effect of accounting change (loss)	$ —	$ —	$ —	$ (75)	$ (75)
Net income (loss)	$ 31	$ —	$ —	$(121)	$ (90)
Diluted earnings (loss) per share	$ .08	$ —	$ —	$ (.30)	$ (.23)
Operating income (loss) detail:					
Gain from termination of *distribution agreement*	$ 50	$ —	$ —	$ —	$ 50
Phase-out of certain products	—	—	(106)	(62)	(168)
Gain on sale of equity securities and other	—	—	107	(12)	95

NOTE 21 LEGAL PROCEEDINGS

The company and some of its subsidiaries are named as defendants in a number of actions, governmental proceedings and claims, including environmental proceedings and products liability claims involving products now or formerly manufactured and sold by the company. In some actions, the claimants seek damages as well as other relief, which, if granted, would require substantial expenditures. The company has recorded liabilities, which represent reasonable estimates of its probable liabilities for these matters. The company also has recorded receivables for the probable amount of insurance recoverable with respect to these matters (refer to Note 6 on page 43).

Some of these matters raise difficult and complex factual and legal issues, and are subject to many uncertainties, including, but not limited to, the facts and circumstances of each particular action, the jurisdiction and forum in which each action is proceeding and differences in applicable law.

While the company believes that the ultimate outcome of all of its proceedings and claims, individually and in the aggregate, will not have a material adverse effect on its consolidated financial position, results of operations or cash flows, there can be no certainty that the company may not ultimately incur charges, whether for breast implant litigation, respirator/mask/asbestos litigation, environmental matters or other actions, in excess of presently recorded liabilities.

The company cannot always definitively determine possible liabilities that exceed recorded amounts related to its legal proceedings and claims. However, the company believes it is unlikely, based upon the nature of its legal proceedings and claims and its current knowledge of relevant facts and circumstances, that the possible liabilities exceeding recorded amounts would be material to its consolidated financial position, results of operations or cash flows. With respect to products liability claims, such a conclusion about possible liabilities considers insurance coverage available for such liabilities.

While the company believes that a material adverse impact on its consolidated financial position, results of operations or cash flows from any such future charges is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse ruling or unfavorable development could result in future charges that could have a material adverse impact on the company. The current estimates of the potential impact on the company's consolidated financial position, results of operations and cash flows for its legal proceedings and claims could change in the future.

FINANCIAL SUMMARY

(Dollars in millions, except per-share amounts)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
OPERATING RESULTS											
Net sales	**$16,079**	$16,724	$15,748	$15,094	$15,133	$14,295	$13,516	$12,199	$11,099	$10,862	$10,324
Operating income	**2,273**	3,058	2,956	2,039	2,675	2,491	2,221	2,095	1,796	1,811	1,683
Income from continuing operations	**1,430**	1,857	1,763	1,213	2,121	1,516	1,306	1,207	1,133	1,116	984
Per share – basic	**3.63**	4.69	4.39	3.01	5.14	3.63	3.11	2.85	2.61	2.55	2.24
Per share – diluted	**3.58**	4.64	4.34	2.97	5.06	3.59	3.09	2.84	2.59	2.54	2.23
Net income	**1,430**	1,782	1,763	1,175	2,121	1,526	976	1,322	1,263	1,233	1,154
Per share – basic	**3.63**	4.50	4.39	2.91	5.14	3.65	2.32	3.13	2.91	2.81	2.63
Per share – diluted	**3.58**	4.45	4.34	2.88	5.06	3.62	2.31	3.11	2.89	2.80	2.62
FINANCIAL RATIOS											
Percent of sales											
Cost of sales	**54.4%**	52.5%	51.6%	53.2%	52.0%	52.0%	52.6%	51.2%	51.9%	51.5%	52.1%
Selling, general and administrative expenses	**25.3**	23.7	23.6	23.5	23.7	24.0	23.9	24.8	24.7	25.2	24.7
Research, development and related expenses	**6.7**	6.6	6.7	6.8	6.6	6.6	6.5	6.8	7.2	7.4	6.9
Operating income	**14.1**	18.3	18.8	13.5	17.7	17.4	16.4	17.2	16.2	16.7	16.3
Income from continuing operations	**8.9**	11.1	11.2	8.0	14.0	10.6	9.7	9.9	10.2	10.3	9.5
Return on invested capital	**14.3**	19.2	19.1	13.0	18.0	17.3	16.3	17.4	16.0	16.8	16.1
Total debt to total capital	**32**	30	29	34	30	24	23	22	19	18	19
Current ratio	**1.4**	1.3	1.6	1.5	1.5	1.8	1.8	1.8	1.8	1.8	1.7
ADDITIONAL INFORMATION											
Cash dividends paid	**$ 948**	$ 918	$ 901	$ 887	$ 876	$ 803	$ 790	$ 744	$ 721	$ 701	$ 685
Per share	**2.40**	2.32	2.24	2.20	2.12	1.92	1.88	1.76	1.66	1.60	1.56
Stock price at year-end	**118.21**	120.50	97.88	71.13	82.06	83.00	66.38	53.38	54.38	50.31	47.63
Book value per share	**15.55**	16.49	15.77	14.77	14.64	15.08	16.44	16.04	15.16	15.06	14.36
Working capital	**1,787**	1,625	2,247	1,997	2,185	2,880	2,847	2,516	2,348	2,246	1,899
Total assets	**14,606**	14,522	13,896	14,153	13,238	13,364	14,183	13,068	11,795	11,528	10,886
Long-term debt (excluding current portion)	**1,520**	971	1,480	1,614	1,015	851	1,203	1,031	796	687	764
Capital expenditures	**980**	1,115	1,050	1,453	1,406	1,109	1,088	972	898	968	1,065
Depreciation	**916**	915	822	798	800	825	795	793	768	754	710
Research, development and related expenses	**1,084**	1,101	1,056	1,028	1,002	947	883	828	794	800	713
Number of employees at year-end*	**71,669**	75,026	70,549	73,564	75,639	74,289	85,313	85,296	85,940	86,793	88,370
Average shares outstanding basic (in millions)	**394.3**	395.7	402.0	403.3	412.7	418.2	419.8	423.0	434.3	438.2	439.1
Average shares outstanding diluted (in millions)	**399.9**	399.9	406.5	408.0	418.7	422.1	422.5	425.3	436.8	440.2	441.0

Cumulative effect of accounting changes and extraordinary items impact net income only, and are not included as part of income from continuing operations.

2001 results include a non-recurring net loss of $504 million ($312 million after tax and minority interest), or 78 cents per diluted share, principally related to charges in connection with 3M's restructuring plan, acquisition-related charges, a reversal of a 1999 litigation accrual, and a net gain related to the sale of available-for-sale equity securities, partially offset by the write-down of available-for-sale equity securities.

2000 results include a non-recurring net loss of $23 million ($15 million after tax), or 4 cents per diluted share, and a cumulative effect of accounting change related to revenue recognition that reduced net income by $75 million, or 19 cents per diluted share.

1999 results include non-recurring items of $100 million ($52 million after tax), or 13 cents per diluted share. Non-recurring items consist of a $73 million charge related to litigation; gains on divestitures of $147 million (net of an investment valuation adjustment); and a $26 million gain related to a change in estimate of the restructuring liability.

1998 results include restructuring charges of $493 million ($313 million after tax), or 77 cents per diluted share, and an extraordinary loss on early extinguishment of debt that reduced net income by $38 million, or 9 cents per diluted share.

1997 results include a gain of $803 million ($495 million after tax), or $1.18 per diluted share, on the sale of National Advertising Company.

* Includes both continuing and discontinued operations; decrease in 1996 primarily reflects Imation Corp. spin-off.

DIRECTORS

W. James McNerney, Jr. (2001)
Chairman of the Board and
Chief Executive Officer 2

Linda G. Alvarado (2000)
President and Chief Executive
Officer, Alvarado Construction,
Inc., commercial general
contracting firm 1,4

Ronald O. Baukol (1996)
Retired Executive Vice President,
International Operations 4

Edward A. Brennan (1986)
Retired Chairman of the Board,
President and Chief Executive
Officer, Sears, Roebuck and Co.,
diversified company engaged
in merchandising 2,3

Vance D. Coffman (2002)
Chairman of the Board and
Chief Executive Officer,
Lockheed Martin Corporation,
a defense contractor 1,2

Edward M. Liddy (2000)
Chairman, President and Chief
Executive Officer, The Allstate
Corporation, personal lines
insurance company 1,2

Aulana L. Peters (1990)
Retired Partner, Gibson, Dunn &
Crutcher LLP, law firm 1,2

Rozanne L. Ridgway (1989)
Former Assistant Secretary of
State for Europe and Canada 2,3

Kevin W. Sharer (2001)
Chairman of the Board and
Chief Executive Officer, Amgen Inc.,
a biotechnology company 1,4

Frank Shrontz (1992)
Chairman Emeritus,
The Boeing Company,
manufacturer and seller of
aircraft and related products 3,4

Louis W. Sullivan (1993)
President, Morehouse School
of Medicine 3,4

1 Audit Committee
2 Nominating and Governance Committee
3 Compensation Committee
4 Public Issues Committee

Numbers next to names indicate
year first elected to the Board

CORPORATE OFFICERS

W. James McNerney, Jr. (2001)
Chairman of the Board and
Chief Executive Officer

Ronald R. Belschner (1964)
Vice President, Engineering,
Manufacturing and Logistics

John W. Benson (1968)
Executive Vice President,
Health Care Markets

Robert J. Burgstahler (1968)
Senior Vice President, Business
Development and Corporate Services

Patrick D. Campbell (2002)
Senior Vice President and
Chief Financial Officer

Joseph A. Giordano (1978)
Executive Vice President,
International Operations

M. Kay Grenz (1969)
Vice President, Human Resources

Paul F. Guehler (1965)
Vice President,
Research and Development

Moe S. Nozari (1971)
Executive Vice President,
Consumer and Office Markets

Frederick J. Palensky (1977)
Executive Vice President,
Specialty Material Markets
and Corporate Services

David W. Powell (1970)
Vice President, Marketing

Charles Reich (1968)
Executive Vice President, Electro
and Communications Markets

John J. Ursu (1972)
Senior Vice President, Legal Affairs
and General Counsel

Ronald A. Weber (1964)
Executive Vice President,
Transportation, Graphics and Safety
Markets

Harold J. Wiens (1968)
Executive Vice President,
Industrial Markets

VICE PRESIDENTS

William G. Allen (1972)
Asia Pacific

Harry W. Borrelli (1970)
Latin America and Africa

David P. Drew (1962)
Information Technology

Ronald G. Nelson (1971)
Controller

Inge G. Thulin (1979)
Europe and Middle East

Janet L. Yeomans (1983)
Treasurer

ADDITIONAL OFFICERS

Carolyn A. Bates (1968)
Assistant Secretary

Thomas A. Boardman (1973)
Assistant Secretary

Gregg M. Larson (1979)
Secretary

Numbers next to names
indicate year joined 3M

BUSINESS UNIT EXECUTIVES

CONSUMER AND OFFICE MARKETS

John R. Baratto
Research and Development,
Corporate Technology

JoAnn Fernandez
Office Supplies

Kirk C. Graves
Construction and Home
Improvement Markets

Lynne E. Looney
Advertising, Public Relations
and Design Services

James J. Maskas
Commercial Care

Charles R. McCready
Stationery Products

L. Edward Shivitz
Home Care

Mark C. Sinnard
Visual Systems

John R. Voorhees
Consumer Key Accounts

ELECTRO AND
COMMUNICATIONS MARKETS

Mark K. Fuhrer
Telecom Access Products

Herman E. Nauwelaerts
Electrical Products

John K. Woodworth
Interconnect Solutions

James A. Woolley
Microinterconnect Systems

Victor Yones
Electronic Handling and Protection

HEALTH CARE MARKETS

James F. Burgess
Health Information Systems

Thomas R. Engels
3M ESPE

Thomas B. Harrison
Pharmaceuticals

Kevin K. Kuck
Personal Care and Related Products

J. Michael McQuade
Medical

John R. Sampson
Drug Delivery Systems

Gregg A. Vandesteeg
Research and Development, Corporate Technology

INDUSTRIAL MARKETS

Joaquin Delgado
Research and Development, Corporate Technology

Michael L. Denoma
Supply Chain and Manufacturing Services

Paul C. Husby
Coated Abrasives

Steven J. Landwehr
Automotive Aftermarket

James T. Mahan
Engineered Adhesives

William G. Matthews
Industrial Markets

Rosa M. Miller
Surface Conditioning

John F. Pohl
Packaging Systems

H. C. Shin
Superabrasives and Microfinishing Systems

James B. Stake
Industrial Tape and Specialties

SPECIALTY MATERIAL MARKETS

James E. Gregory
Dyneon

Michael C. Harnetty
Protective Materials

Gregory D. Linnerooth
Industrial Mineral Products

Jerome W. McAllister
Research and Development, Corporate Technology

Jerry L. Walker
Specialty Materials Manufacturing

Larry A. Wendling
Performance Materials

TRANSPORTATION, GRAPHICS AND SAFETY MARKETS

Wayne W. Brown
Automotive

Tom L. Chaffin
Traffic Control Materials

Alexander C. Cirillo, Jr.
Commercial Graphics

Robert L. Harms
Occupational Health and Environmental Safety

Peter J. Swain
Safety and Security Systems

Larry C. Thomason
Specialty Film and Media Products

Steven C. Webster
Research and Development, Corporate Technology

Andrew H. Wong
Optical Systems

INTERNATIONAL EXECUTIVES

J. Mark Borseth
3M Canada Company

Robert A. Brulio
United Kingdom and Ireland

Robert T. Doughty
Australia and New Zealand

Stig G. Eriksson
France

Otto Gruebel
Electro and Electronic Markets and Telecom Markets, Europe and Middle East

Paul R. Hansen
Consumer and Office Markets, Europe and Middle East

Peter Hickman
Western Europe Marketing Subsidiaries

Reinhold Hiersemann
Germany

Jay V. Ihlenfeld
Sumitomo 3M Limited

Jean Lobey
Six Sigma, Europe and Middle East

Raymond A. Longbottom
Transportation, Graphics and Safety Markets, Europe and Middle East

Robert D. MacDonald
Italy

Kevin S. Ries
Industrial Markets, Europe and Middle East

Paul D. Rosso
South and Southeast Asia

Paul D. Steece
Mexico

Antonius J. Theunissen
Brazil

Kurt Wiethoff
Health Care Markets, Europe and Middle East

Kenneth Yu
China Region

STAFF AND SHARED SERVICES EXECUTIVES

Margaret E. Alldredge
Selection and Learning

Daniel D. Arndt
Corporate Auditing

Thomas F. Beddow
Public Affairs and Government Markets

Thomas A. Boardman
Office of General Counsel

Gerald A. Ericksen
Information Technology Applications

Dan E. [illegible]
Public Relations and Corporate Communications

Gary L. Griswold
Office of Intellectual Property Counsel, 3M Innovative Properties Company

Joe E. Harlan
Financial Planning and Analysis

Fred Harris, Jr.
Community Affairs and Workforce Diversity

Charles E. Harstad
Corporate Marketing

Tim R. Hoffmann
Administrative Services

Manley R. Johnston
International Technical Operations

Ernest J. King
Supply Chain Services and Operations

Roger H. D. Lacey
eBusiness and Corporate Planning and Strategy

Gregg M. Larson
Office of General Counsel

Ralph E. Larson
Engineering

Harold B. Laskin
Sourcing Operations

William J. Mahoney
Human Resources Operations

John A. Muilenburg
Organization Alignment

Katherine E. Reed
Environmental Technology and Safety Services

Brad T. Sauer
Six Sigma

William J. Schmoll
Taxes

L. Joseph Thompson
Total Compensation Resource Center

Larry R. Zobel
Medical

SHAREHOLDER INFORMATION

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions should contact:

Matt Ginter
Director, Investor Relations
mjginter@mmm.com
651.733.8206
Fax: 651.737.2901
3M Center 225-1S-15
St. Paul, MN 55144-1000

EARNINGS AND CORPORATE NEWS

Corporate news releases, including earnings and other financial information, are available at:
http://investor.3M.com
by fax, 1.800.758.5804, ext. 000400, or by phone, 1.866.3M.STOCK (1.866.367.8625).

3M's Annual Report is available at:
http://investor.3M.com.
Requests for hard copies can be made via e-mail by contacting investor@mmm.com, or by calling 651.737.4262.

10Ks and other SEC filings are available at:
http://investor.3M.com

PRODUCT INFORMATION

Information about 3M products and services is available at:
http://search.3M.com/search/,
by e-mail at innovation@mmm.com,
by calling 651.737.6501 or 1.800.3M HELPS, via fax, 651.737.7117 or 1.800.713.6329, or by writing to 3M Product Information Center, 3M Center 304-1-1, St. Paul, MN 55144-1000.

SHAREOWNER SERVICES

- Address changes (seasonal and permanent)
- Direct deposit of dividends
- Dividend payments
- Dividend reinvestment
- Duplicate mailings
- Electronic receipt of Proxy Statement and Annual Report
- Lost dividend checks
- Lost stock certificates
- Name changes
- Shareholder records
- Stock transfers

Please contact:
http://www.wellsfargo.com/shareownerservices
651.450.4064 or 1.800.401.1952
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

DIVIDENDS

Quarterly dividends on 3M common stock are typically paid on or about the 12th of March, June, September and December. 3M has paid dividends since 1916.

DIVIDEND REINVESTMENT PLAN

Through the Automatic Dividend Reinvestment Plan, 3M shareholders may have quarterly cash dividends automatically reinvested to purchase shares of 3M stock. Participants also may purchase additional shares through voluntary cash contributions or through automatic transfers from checking or savings accounts. 3M pays all service charges and commissions on stock bought through this plan, which is administered by Wells Fargo Shareowner Services. Complete information is available at: http://investor.3M.com

TICKER SYMBOL/STOCK EXCHANGES

3M's ticker symbol is MMM. The stock trades on the New York, Chicago, Pacific and Swiss stock exchanges and is one of the 30 stocks included in the Dow Jones Industrial Average.

HISTORICAL 3M STOCK PRICES

Historical 3M stock prices are available at:
http://investor.3M.com

ANNUAL SHAREHOLDERS' MEETING

3M's 2002 Annual Meeting of Shareholders will be held on Tuesday, May 14, at 10 a.m. at RiverCentre, 175 West Kellogg Boulevard, St. Paul, Minnesota.

We invite shareholders to attend the meeting, and we urge shareholders to exercise their right to vote. In addition to voting by mail, shareholders of record may vote their proxies on the Internet at: www.eproxy.com/mmm, or by calling 1.800.240.6326. If a broker holds your shares, please consult your broker to determine whether you are eligible to vote on the Internet or by telephone.

COMMUNITY AND ENVIRONMENTAL REPORTS

For information on 3M's community programs, access: www.3M.com/about3M/community

For information on 3M's environmental programs, access: www.3M.com/about3M/environment

VISIT 3M ON THE WEB

www.3M.com



General Offices

3M Center
St. Paul, MN 55144-1000
(651) 733-1110



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